UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2014

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2014

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$
Revenues	490,183	454,795	1,448,931	1,336,539

Voyage expenses	(34,183)	(28,022)	(102,634)	(80,491)
Vessel operating expenses	(206,086)	(217,579)	(608,986)	(601,021)
Time-charter hire expense	(16,898)	(25,486)	(42,904)	(79,482)
Depreciation and amortization	(106,835)	(109,114)	(313,666)	(321,377)
General and administrative	(31,585)	(31,932)	(106,408)	(106,598)
Asset impairments (note 7b)	(4,759)	(57,502)	(4,759)	(57,502)
Loan loss (provisions) recoveries (note 7b)	—	(15,344)	2,521	(25,551)
Gain on sale of vessels, equipment and other assets (note 7a)	1,217	726	10,670	2,035
Restructuring charges (note 12)	(2,665)	(461)	(3,060)	(4,304)

Income (loss) from vessel operations	88,389	(29,919)	279,705	62,248

Interest expense	(52,206)	(45,817)	(151,195)	(133,014)
Interest income	2,786	1,543	5,362	4,579
Realized and unrealized (loss) gain on non-designated derivative instruments (note 15)	(5,792)	(26,707)	(128,371)	15,539
Equity income	39,932	26,753	102,697	101,440
Foreign exchange gain (loss) (notes 8 and 15)	19,497	(11,837)	16,557	(8,970)
Other (loss) income (note 13)	(1,671)	625	5,846	4,481

Net income (loss) before income taxes	90,935	(85,359)	130,601	46,303
Income tax (expense) recovery (note 16)	(3,111)	662	(9,102)	(3,711)

Net income (loss)	87,824	(84,697)	121,499	42,592
Less: Net (income) loss attributable to non-controlling interests	(85,450)	35,593	(162,600)	(86,465)

Net income (loss) attributable to stockholders of Teekay Corporation	2,374	(49,104)	(41,101)	(43,873)

Per common share of Teekay Corporation (note 17)
• Basic income (loss) attributable to stockholders of Teekay Corporation	0.03	(0.69)	(0.57)	(0.62)
• Diluted income (loss) attributable to stockholders of Teekay Corporation	0.03	(0.69)	(0.57)	(0.62)
• Cash dividends declared	0.3163	0.3163	0.9488	0.9488
Weighted average number of common shares outstanding (note 17)
• Basic	72,393,072	70,755,282	71,925,307	70,348,872
• Diluted	73,736,393	70,755,282	71,925,307	70,348,872

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014 $	2013 $	2014 $	2013 $
Net income (loss)	87,824	(84,697)	121,499	42,592

Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized loss on marketable securities	(394)	(184)	(602)	(2,246)
Unrealized income (loss) on qualifying cash flow hedging instruments	160	(1,557)	(1,904)	(2,111)
Pension adjustments, net of taxes	247	1,346	115	2,810
Foreign exchange gain (loss) on currency translation	131	(131)	88	522
Amounts reclassified from accumulated other comprehensive income (loss)
To other income:
Impairment of marketable securities	—	—	—	2,062
To general and administrative expenses:
Realized loss on qualifying cash flow hedging instruments	—	172	—	256
Settlement of defined benefit pension plan	—	—	—	974
To equity income:
Realized loss on qualifying cash flow hedging instruments	389	—	1,171	—

Other comprehensive income (loss)	533	(354)	(1,132)	2,267

Comprehensive income (loss)	88,357	(85,051)	120,367	44,859
Less: Comprehensive (income) loss attributable to non-controlling interests	(85,832)	36,572	(162,152)	(85,528)

Comprehensive income (loss) attributable to stockholders of Teekay Corporation	2,525	(48,479)	(41,785)	(40,669)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)

	As at September 30,	As at December 31,
	2014 $	2013 $
ASSETS
Current
Cash and cash equivalents (note 8)	705,896	614,660
Restricted cash	3,142	4,748
Accounts receivable, including non-trade of $92,110 (2013 - $109,114) and related party balance of $21,697 (2013 - $16,371)	404,660	528,594
Assets held for sale (note 7a)	6,758	176,247
Net investment in direct financing leases (note 5)	24,266	21,545
Prepaid expenses and other	74,101	57,158
Current portion of loans to equity accounted investees	19,586	37,019
Current portion of investment in term loans	—	211,579
Current portion of derivative assets (note 15)	17,109	23,040

Total current assets	1,255,518	1,674,590

Restricted cash - non-current	498,537	497,984

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,413,900 (2013 - $2,135,780)	5,879,069	5,983,128
Vessels under capital leases, at cost, less accumulated amortization of $158,500 (2013 – $152,020)	498,837	571,692
Advances on newbuilding contracts and conversion costs (notes 1 and 10a)	1,496,350	796,324

Total vessels and equipment	7,874,256	7,351,144

Net investment in direct financing leases - non-current (note 5)	743,668	705,717
Loans to equity accounted investees and joint venture partners, bearing interest between nil to 8%	228,486	132,229
Derivative assets (note 15)	120,302	69,797
Equity accounted investments (notes 4b, 4c, 4e and 4f)	854,669	690,309
Other non-current assets	253,162	159,494
Intangible assets – net	97,886	107,898
Goodwill	168,572	166,539

Total assets	12,095,056	11,555,701

LIABILITIES AND EQUITY
Current
Accounts payable	84,828	98,415
Accrued liabilities	422,911	466,824
Liabilities associated with assets held for sale (note 7a)	—	168,007
Current portion of derivative liabilities (note 15)	164,979	143,999
Current portion of long-term debt (note 8)	671,648	996,425
Current obligation under capital leases	64,637	31,668
Current portion of in-process revenue contracts	26,890	40,176

Total current liabilities	1,435,893	1,945,514

Long-term debt, including amounts due to joint venture partners of $13,282 (2013 - $13,282) (note 8)	6,050,349	5,113,045
Long-term obligation under capital leases	473,370	566,661
Derivative liabilities (note 15)	397,085	299,570
In-process revenue contracts	156,409	139,676
Other long-term liabilities (note 16)	345,688	271,621

Total liabilities	8,858,794	8,336,087

Commitments and contingencies (notes 4a, 4d, 5, 8, 10 and 15)
Redeemable non-controlling interest (note 10d)	17,286	16,564
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,456,238 shares outstanding (2013 - 70,729,399); 73,255,438 shares issued (2013 - 71,528,599)) (note 9)	767,253	713,760
Retained earnings	351,643	435,217
Non-controlling interest	2,117,953	2,071,262
Accumulated other comprehensive loss (note 14)	(17,873)	(17,189)

Total equity	3,218,976	3,203,050

Total liabilities and equity	12,095,056	11,555,701

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2014	2013
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	121,499	42,592
Non-cash items:
Depreciation and amortization	313,666	321,377
Amortization of in-process revenue contracts	(30,446)	(47,519)
Unrealized loss (gain) on derivative instruments	80,759	(87,410)
Gain on sale of vessels, equipment and other assets	(10,670)	(2,035)
Write-down of vessels and equipment	—	57,502
Asset impairments and loan loss provisions (note 7b)	2,238	25,551
Equity income, net of dividends received	(87,120)	(93,907)
Income tax expense	9,102	3,711
Unrealized foreign exchange gain and other	(87,443)	(28,856)
Change in operating assets and liabilities	34,712	(47,318)
Expenditures for dry docking	(55,134)	(48,661)

Net operating cash flow	291,163	95,027

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	2,095,834	1,718,226
Scheduled repayments of long-term debt (note 8)	(691,861)	(211,424)
Prepayments of long-term debt	(786,890)	(823,170)
(Increase) decrease in restricted cash	(565)	31,042
Net proceeds from equity issuances of subsidiaries (note 6)	145,228	252,361
Equity contribution by joint venture partner	26,267	1,684
Issuance of common stock upon exercise of stock options	53,544	19,541
Distributions paid from subsidiaries to non-controlling interests	(245,852)	(196,316)
Cash dividends paid	(68,077)	(67,762)
Other financing activities	(4,658)	(7,840)

Net financing cash flow	522,970	716,342

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(678,089)	(553,630)
Proceeds from sale of vessels and equipment and other	167,274	47,704
Purchase of ALP (net of cash acquired of $294) (note 4d)	(2,322)	—
Purchase of Logitel (net of cash acquired of $8,089) (note 4a)	4,090	—
Investment in equity accounted investments	(64,509)	(140,804)
Advances to joint ventures and joint venture partners	(88,483)	(40,160)
Investment in direct financing lease assets	(54,800)	(151,716)
Investment in cost accounted investment	(25,000)	—
Other investing activities	18,942	6,162

Net investing cash flow	(722,897)	(832,444)

Increase (decrease) in cash and cash equivalents	91,236	(21,075)
Cash and cash equivalents, beginning of the period	614,660	639,491

Cash and cash equivalents, end of the period	705,896	618,416

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands	Common		Accumu-
	of Shares	Stock and		lated Other			Redeemable
	of Common	Additional		Compre-	Non-		Non-
	Stock	Paid-in	Retained	hensive	controlling		controlling
	Outstanding	Capital	Earnings	Loss	Interests	Total	Interest
	#	$	$	$	$	$	$
Balance as at December 31, 2013	70,729	713,760	435,217	(17,189)	2,071,262	3,203,050	16,564

Net (loss) income			(41,101)		162,600	121,499
Reclassification of redeemable non-controlling interest in net income					(4,220)	(4,220)	4,220
Other comprehensive loss				(684)	(448)	(1,132)
Dividends declared			(70,005)		(256,717)	(326,722)	(3,498)
Reinvested dividends	1	5				5
Exercise of stock options and other (note 9)	1,726	53,544				53,544
Employee stock compensation (note 9)		(56)				(56)
Dilution gain on public offering of Teekay Offshore and Teekay LNG (note 6)			27,532			27,532
Additions to non-controlling interest from equity contributions and other					145,476	145,476

Balance as at September 30, 2014	72,456	767,253	351,643	(17,873)	2,117,953	3,218,976	17,286

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2013, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2014, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit market conditions, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

In the current period the Company has presented the conversion costs incurred at period end for the Company’s committed vessel conversions in Advances on newbuilding contracts and conversion costs on the consolidated balance sheet. Prior to June 30, 2014, the Company included these amounts in Vessels and equipment – At cost, less accumulated depreciation. All such costs incurred in comparative periods have been reclassified from Vessels and equipment – At cost, less accumulated depreciation to Advances on newbuilding contracts and conversion costs to conform to the presentation adopted in the current period. The amount reclassified as at December 31, 2013 was $29.8 million.

2.	Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall, at the Company’s option, be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

3.	Segment Reporting

The following tables include results for the Company’s four segments for the three and nine months ended September 30, 2014 and 2013:

	Shuttle		Liquefied	Conventional
Three Months ended September 30, 2014	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	152,401	156,800	80,408	100,574	490,183
Voyage expenses	(26,985)	(299)	(239)	(6,660)	(34,183)
Vessel operating expenses	(47,910)	(97,456)	(16,511)	(44,209)	(206,086)
Time-charter hire expense	(7,085)	—	—	(9,813)	(16,898)
Depreciation and amortization	(27,843)	(40,904)	(17,737)	(20,351)	(106,835)
General and administrative(1)	(9,071)	(13,101)	(7,159)	(2,254)	(31,585)
Asset impairments	(4,759)	—	—	—	(4,759)
Loan loss recoveries	—	—	—	—	—
Gain on sale of vessels, equipment and other assets	—	1,217	—	—	1,217
Restructuring charges	(719)	—	—	(1,946)	(2,665)

Income from vessel operations	28,029	6,257	38,762	15,341	88,389

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Shuttle		Liquefied	Conventional
Three Months ended September 30, 2013	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	147,265	140,468	76,001	91,061	454,795
Voyage expenses	(27,129)	—	(66)	(827)	(28,022)
Vessel operating expenses	(44,507)	(108,614)	(15,090)	(49,368)	(217,579)
Time-charter hire expense	(14,208)	—	—	(11,278)	(25,486)
Depreciation and amortization	(29,076)	(39,405)	(17,949)	(22,684)	(109,114)
General and administrative(1)	(9,312)	(12,746)	(3,079)	(6,795)	(31,932)
Asset impairments	(57,502)	—	—	—	(57,502)
Loan loss provisions	—	—	(3,804)	(11,540)	(15,344)
Gain on sale of vessels and equipment	—	—	—	726	726
Restructuring charges	(451)	—	—	(10)	(461)

(Loss) Income from vessel operations	(34,920)	(20,297)	36,013	(10,715)	(29,919)

	Shuttle		Liquefied	Conventional
Nine Months ended September 30, 2014	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	456,429	430,474	243,801	318,227	1,448,931
Voyage expenses	(83,604)	(471)	(1,811)	(16,748)	(102,634)
Vessel operating expenses	(140,917)	(283,396)	(50,161)	(134,512)	(608,986)
Time-charter hire expense	(23,472)	—	—	(19,432)	(42,904)
Depreciation and amortization	(82,219)	(116,772)	(53,738)	(60,937)	(313,666)
General and administrative(1)	(26,453)	(43,966)	(20,653)	(15,336)	(106,408)
Asset impairments	(4,759)	—	—	—	(4,759)
Loan loss recoveries	—	2,521	—	—	2,521
Gain on sale of vessels, equipment and other assets	—	1,217	—	9,453	10,670
Restructuring charges	(451)	—	—	(2,609)	(3,060)

Income (loss) from vessel operations	94,554	(10,393)	117,438	78,106	279,705

	Shuttle		Liquefied	Conventional
Nine Months ended September 30, 2013	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	425,980	403,957	217,985	288,617	1,336,539
Voyage expenses	(71,213)	—	(557)	(8,721)	(80,491)
Vessel operating expenses	(132,886)	(270,052)	(45,350)	(152,733)	(601,021)
Time-charter hire expense	(43,095)	—	—	(36,387)	(79,482)
Depreciation and amortization	(85,865)	(112,722)	(53,568)	(69,222)	(321,377)
General and administrative(1)	(29,140)	(36,867)	(14,589)	(26,002)	(106,598)
Asset impairments	(57,502)	—	—	—	(57,502)
Loan loss provisions	—	—	(3,804)	(21,747)	(25,551)
Gain on sale of vessels and equipment	—	1,338	—	697	2,035
Restructuring charges	(2,081)	—	—	(2,223)	(4,304)

Income (loss) from vessel operations	4,198	(14,346)	100,117	(27,721)	62,248

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2014	December 31, 2013
	$	$
Shuttle tanker and FSO segment	1,951,651	1,947,905
FPSO segment	3,360,013	2,836,998
Liquefied gas segment	3,851,089	3,616,044
Conventional tanker segment	1,539,277	1,874,101
Cash	705,896	614,660
Accounts receivable and other assets	687,130	665,993

Consolidated total assets	12,095,056	11,555,701

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

4.	Investments

a)	Acquisition of Logitel Offshore Holding AS

In August 2014, the Company’s publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) acquired 100% of the outstanding shares of Logitel Offshore Holding AS (Logitel). The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of the three floating accommodation units (or FAUs) ordered from the COSCO (Nantong) Shipyard (or COSCO) in China (see note 11a).

Teekay Offshore is committed to acquire the three FAUs ordered from COSCO for a total cost of approximately $583 million, including estimated site supervision costs and license fees to be paid to Sevan Marine ASA (or Sevan) to allow for use of its cylindrical hull design in these FAUs, and $30.0 million from Teekay Offshore’s assumption of Logitel’s obligations under a bond agreement from Sevan. Two of the FAUs are currently under construction and in August 2014, Teekay Offshore exercised one of its existing six options with COSCO to construct a third FAU. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil for the first FAU which is scheduled to deliver in the first quarter of 2015. Teekay Offshore expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the first quarter of 2016 and the fourth quarter of 2016.

Teekay Offshore has assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of three FAUs ordered from COSCO, for a total of $30.0 million. If Logitel orders additional FAUs with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three FAUs ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

The acquisition of Logitel represents Teekay Offshore’s entrance into the FAU business, which is in an adjacent sector to Teekay Offshore’s floating production, storage and offloading (or FPSO) and shuttle tanker businesses. The acquisition of Logitel was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the Logitel assets acquired and liabilities assumed by Teekay Offshore on the acquisition date.

(in thousands of U.S. dollars)	As at August 11, 2014
$
ASSETS
Cash and cash equivalents	8,089
Prepaid expenses	640
Advances on newbuilding contracts	46,809

Total assets acquired	55,538

LIABILITIES
Accrued liabilities	4,098
Long-term debt	26,270

Total liabilities assumed	30,368

Net assets acquired	25,170

Cash consideration	4,000

Contingent consideration	21,170

Operating results of Logitel are reflected in the Company’s financial statements commencing August 11, 2014, the effective date of acquisition. For the nine months ended September 30, 2014, the Company recognized $nil revenue and $0.6 million of net loss resulting from this acquisition.

b)	Teekay LNG – Yamal LNG Joint Venture

In July 2014, the Company’s publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), through a new 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture), ordered six internationally-flagged icebreaker liquefied natural gas (or LNG) carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The six 172,000-cubic meter ARC7 LNG carrier newbuildings will be constructed by Daewoo Shipbuilding & Marine Engineering Co. (or DSME), of South Korea, for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. As of September 30, 2014, Teekay LNG had advanced $95.3 million to the Yamal LNG Joint Venture to fund newbuilding installments.

c)	Teekay LNG – BG International Limited Joint Venture

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels, upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, Teekay LNG assumed BG’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. Teekay, on behalf of Teekay LNG, will provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates. Teekay LNG estimates it will incur approximately $40.4 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. Teekay LNG estimated that the fair value of the service obligation was $33.3 million and the fair value of the amount due from BG was $16.5 million. As at September 30, 2014, the carrying value of the service obligation of $33.6 million is included in both the current portion of in-process contracts and in-process contracts and the carrying value of the receivable from BG of $16.8 million is included in other assets in the Company’s consolidated balance sheet. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively the BG Joint Venture). The excess of Teekay LNG’s investment in the BG Joint Venture over Teekay LNG’s share of the underlying carrying value of net assets acquired was approximately $16.8 million, in accordance with the preliminary purchase price allocation. This basis difference has notionally been allocated to the ship construction support agreements and the time-charter contracts. Teekay LNG accounts for its investment in the BG Joint Venture using the equity method.

d)	Teekay Offshore Acquisition of ALP Maritime Services B.V.

In March 2014, Teekay Offshore acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million.

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to 50% of this compensation through the issuance of common units of Teekay Offshore. Each of the contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time performance conditions are met. For the three and nine months ended September 30, 2014, compensation costs were $0.2 million and $0.4 million, respectively, and were recorded under general and administrative expenses in the Company’s consolidated statements of income (loss). Teekay Offshore also incurred a $1.0 million fee to a third party associated with the acquisition which has been recognized in general and administrative expenses during the first and second quarters of 2014, respectively.

This acquisition of ALP and the related newbuilding orders represent Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business. The Company believes that this acquisition allows Teekay Offshore to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business, which is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses. The acquisition of ALP was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the ALP assets acquired and liabilities assumed by Teekay Offshore on the acquisition date.

As at
(in thousands of U.S. dollars)	March 14, 2014
$
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets - long-term	395
Goodwill	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	387
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Company’s consolidated financial statements commencing March 14, 2014, the effective date of acquisition. For the nine months ended September 30, 2014, the Company recognized $0.4 million of revenue and $1.8 million of net loss resulting from this acquisition.

e)	Tanker Investments Ltd.

In January 2014, Teekay and its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers) formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase in the aggregate up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants, which had a value of $6.8 million on issuance, were received in exchange for the Company’s involvement in the formation of TIL and such amount is reflected in other income (expenses) in the Company’s consolidated statements of (loss) income. The stock purchase warrants expire on January 23, 2019. See Note 15 for additional information about these warrants. The Company also received one Series A-1 preferred share and one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right to any dividends or distributions of TIL. Teekay and Teekay Tankers account for their investments in TIL using the equity method.

In March 2014, TIL issued additional common shares and listed its shares on the Oslo Stock Exchange. The issuance of shares by an equity accounted investee is accounted by the Company as if the Company had sold a proportionate share of its investment, and the resulting gain or loss is recognized in equity income in the Company’s consolidated statements of income (loss). For the nine months ended September 30, 2014, the Company recognized a gain from this investment of $4.1 million. As of September 30, 2014, the combined interests of Teekay Tankers and Teekay in TIL was 13.0%.

As of September 30, 2014, a portion of the net proceeds from the equity issuances by TIL had been used to acquire four modern Suezmax crude oil tankers from Teekay, five modern Aframax tankers and two coated Aframax tankers from third parties and two Very Large Crude Carrier (or VLCC) vessels from Teekay Tankers. The remaining proceeds will be used to acquire additional tankers and for general corporate purposes.

In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL. The common shares were acquired at a price of NOK 69 per share, for an aggregate price of $10.1 million. Following completion of the purchase, Teekay Tankers held 3.4 million common shares in TIL, representing 8.94% of the then outstanding share capital of TIL, and brought the combined interests of Teekay and Teekay Tankers in TIL to 15.43%.

f)	Teekay LNG – Exmar LPG BVBA Joint Venture

In February 2013, Teekay LNG entered into a 50/50 joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and in-charter liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA took economic effect as of November 1, 2012 and, as of September 30, 2014, included 20 owned LPG carriers (including 9 newbuilding carriers scheduled for delivery between early-2015 and 2018) and four in-chartered LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the final purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and Teekay LNG. Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

5.	Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, the additional minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at September 30, 2014, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder of 2014	2015	2016	2017	2018
	(in millions of U.S. dollars)
Charters-in - operating leases	20.1	37.3	9.1	9.1	0.4
Charters-in - capital leases (1)	8.0	31.8	31.7	55.0	51.3

	28.1	69.1	40.8	64.1	51.7

Charters-out - operating leases (2)	337.9	1,421.2	1,221.2	1,223.1	1,004.8
Charters-out - direct financing leases	24.0	95.4	95.8	219.8	185.6

	361.9	1,516.6	1,317.0	1,442.9	1,190.4

(1)

As at September 30, 2014 and December 31, 2013, the Company had $475.9 million and $475.6 million of restricted cash which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $25.8 million and $27.1 million as at September 30, 2014 and December 31, 2013, respectively.

(2)

The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2014, revenue from unexercised option periods of contracts that existed on September 30, 2014 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

6.	Equity Financing Transactions

During the nine months ended September 30, 2014, two of the Company’s publicly-listed subsidiaries, Teekay Offshore and Teekay LNG, completed equity issuances under a continuous offering program and a public offering, respectively:

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
Nine Months ended September 30, 2014
Teekay Offshore Continuous Offering Program	7,784	(156)	(153)	7,475
Teekay LNG Public Offering	140,784	(2,816)	(215)	137,753

7.	Vessel Sales, Asset Impairments and Provisions

a)	Sale of Vessels, Equipment and Other Assets

During the three months ended September 30, 2014, the Company sold an office building. The Company’s consolidated statement of income (loss) for the three and nine months ended September 30, 2014, includes a $1.2 million gain on sale related to this office, which is included in the Company’s FPSO segment.

During the nine months ended September 30, 2014, Teekay Tankers sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company received $154.0 million of the aggregate purchase price in cash during the second quarter of 2014 and the remainder of the purchase price was received from TIL in July 2014. The Company used a portion of the proceeds from this transaction to prepay $152 million on one of the Company’s revolving credit facilities and the remainder of the proceeds was used for general corporate purposes. During the nine months ended September 30, 2014, the Company realized a net gain of $10.0 million from the sale of the two subsidiaries to TIL (See Note 7b).

During the nine months ended September 30, 2014, the Company sold four 2009-built Suezmax tankers that were part of the Company’s conventional tanker segment. These vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2013, with their net book values written down to their sale proceeds. During the nine months ended September 30, 2014, the Company realized a net loss of $0.5 million from the sale of these vessels.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In October 2014, Teekay Offshore classified a shuttle tanker, the Navion Norvegia, as held for sale, as a result of the expected sale of the vessel to a joint venture held between Teekay Offshore and a joint venture partner and is included in the Company’s shuttle tanker and FSO segment. The sale is expected to occur during the fourth quarter of 2014. As at September 30, 2014, the expected net proceeds from the sale of the vessel exceeded the carrying value of the vessel and as such, Teekay Offshore has not adjusted the value of the vessel.

During the nine months ended September 30, 2013, the Company sold a 1992-built shuttle tanker, a 1992-built conventional tanker, two 1995-built conventional tankers and a 1998-built conventional tanker, that were part of the Company’s shuttle tanker and conventional tanker segments. Three of these vessels had their net book values written down to their sale proceeds net of cash outlays to complete the sales. All of the vessels were older vessels that the Company disposed of in the ordinary course of business.

During the nine months ended September 30, 2013, the Company sold sub-sea equipment from the Petrojarl I FPSO unit that is part of the Company’s FPSO segment. The Company realized a gain of $1.3 million from the sale of the equipment.

b)	Asset Impairments and Loan Loss Provisions (Recoveries)

During the three months ended September 30, 2014, the carrying value of one of the Company’s 1990s-built shuttle tanker was written down to its estimated fair value, using an appraised value. The write-down was the result of the tanker coming off charter and the expectation that it would be re-chartered at a lower rate. The Company’s consolidated statement of income (loss) for the three and nine months ended September 30, 2014, includes a $4.8 million write-down related to this vessel, which is included in the Company’s shuttle tanker and FSO segment.

During the nine months ended September 30, 2014, the Company reversed a $2.5 million loss provision for an amount receivable related to an FPSO front-end engineering and design study completed in 2013 as this receivable was recovered in 2014.

During the three and nine months ended September 30, 2013, the Company recorded $11.5 million and $21.7 million, respectively, of loan loss provisions in respect of its investments in three term loans. The term loan borrower was facing financial difficulty and had defaulted on its interest payment obligations since January 31, 2013. The Company reduced the net carrying amount of the investment in term loan as the value of the underlying collateral had declined during the three- and six month periods. Later in 2013, the Company increased the net carrying amount of the investments in term loans, which included accrued interest income as the estimated future cash flows, which primarily reflected the estimated value of the underlying collateral, increased during 2013. During March 2014, the Company assumed ownership of the three VLCCs that collateralized the investment in term loans (see Note 18a). At the time of assumption of ownership, these vessels had an aggregate fair value of approximately $222 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014, the Company recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized, owing under the loans. In May 2014, Teekay Tankers sold two of the VLCCs to TIL and recognized a gain on sale of $10.0 million (see Note 7a).

In the three months ended September 30, 2013, the carrying value of four of the Company’s 1990s-built shuttle tankers were written down to their estimated fair values, using appraised values. The write-downs were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013, and a change in expectations for a contract renewal for one of the shuttle tankers currently operating in Brazil. The Company’s consolidated statement of loss for the three and nine months ended September 30, 2013, includes a $57.5 million write-down related to these vessels, two of which Teekay Offshore owns through a 50% owned subsidiary, and is included within the Company’s shuttle tanker and FSO segment.

8.	Long-Term Debt

	September 30, 2014 $	December 31, 2013 $
Revolving Credit Facilities	1,695,320	1,919,086
Senior Notes (8.5%) due January 15, 2020	441,453	447,430
Norwegian Kroner-denominated Bonds due through January 2019	809,198	691,778
U.S. Dollar-denominated Term Loans due through 2023	2,963,563	2,523,523
U.S. Dollar Bonds due through 2023	497,734	174,150
Euro-denominated Term Loans due through 2023	301,447	340,221
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,282	13,282

Total	6,721,997	6,109,470
Less current portion	671,648	996,425

Long-term portion	6,050,349	5,113,045

As of September 30, 2014, the Company had 14 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.4 billion, of which $0.7 billion was undrawn. Interest payments are based on LIBOR plus margins; at September 30, 2014 and December 31, 2013, the margins ranged between 0.45% and 4.5%. At September 30, 2014 and December 31, 2013, the three-month LIBOR was 0.23% and 0.25%, respectively. The total amount available under the Revolvers reduces by $549.3 million (remainder of 2014), $316.2 million (2015), $737.6 million (2016), $463.7 million (2017) and $355.7 million (2018). The Revolvers are collateralized by first-priority mortgages granted on 54 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

Teekay Offshore, Teekay LNG and Teekay have issued in the Norwegian bond market a total of NOK 4.2 billion of senior unsecured bonds that mature between October 2015 and September 2018. As at September 30, 2014, the total carrying amount of the bonds was $653.6 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.00% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. dollars (or U.S. Dollars), with the interest payments fixed at rates ranging from 4.80% to 7.49%, and the transfer of principal fixed at $732.4 million upon maturity in exchange for NOK 4.2 billion (see Note 15).

In January 2014, Teekay Offshore issued NOK 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of September 30, 2014, the carrying amount of the bonds was $155.6 million. The bonds were listed on the Oslo Stock Exchange in June 2014. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. Teekay Offshore entered into a cross currency swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 6.28%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see Note 15).

As of September 30, 2014, the Company had 18 U.S. Dollar-denominated term loans outstanding, which totaled $3.0 billion in aggregate principal amount (December 31, 2013 – $2.5 billion). Certain of the term loans with a total outstanding principal balance of $150.3 million as at September 30, 2014 (December 31, 2013 – $176.3 million) bear interest at a weighted-average fixed rate of 5.2% (December 31, 2013 – 5.2%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2014 and December 31, 2013, the margins ranged between 0.3% and 3.25%. At September 30, 2014 and December 31, 2013, the three-month LIBOR was 0.23% and 0.25%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 17 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 34 (December 31, 2013 – 35) of the Company’s vessels, together with certain other security. In addition, at September 30, 2014, all but $82.2 million (December 31, 2013 – $94.4 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

During May 2014, Teekay Offshore issued $300 million in senior unsecured bonds that mature in July 2019 in the US bond market. As of September 30, 2014, the carrying amount of the bonds was $300.0 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.

As of September 30, 2014, Teekay Offshore had outstanding $171.1 million of ten-year senior unsecured bonds that mature in December 2023 and that were issued in the second half of 2013 in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security.

In August 2014, Teekay Offshore assumed Logitel’s obligations under a bond agreement from Sevan as part of the acquisition (see note 4a). The bonds are redeemable at par at any time by Logitel. As of September 30, 2014, the carrying amount of the bond was $26.6 million.

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2014, totaled 238.7 million Euros ($301.4 million) (December 31, 2013 – 247.6 million Euros ($340.2 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2014 and December 31, 2013, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at September 30, 2014 was 0.01% (December 31, 2013 – 0.2%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange gains of $19.5 million (2013 – $11.8 million loss) and $16.6 million (2013 – $9.0 million loss) during the three and nine months ended September 30, 2014, respectively.

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at September 30, 2014, totaled $13.3 million (2013 – $13.3 million). Interest payments on the loan are based on a fixed interest rate of 4.84%. This loan is repayable on demand.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at September 30, 2014 was 2.9% (December 31, 2013 – 3.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2014, these ratios ranged from 144.1% to 614.1% compared to their minimum required ratios of 105% to 130%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2014 and December 31, 2013, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at September 30, 2014, this aggregate amount was $380.5 million (December 31, 2013 - $344.9 million). As at September 30, 2014, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2014, are $581.3 million (remainder of 2014), $579.2 million (2015), $850.0 million (2016), $1.1 billion (2017), $1.3 billion (2018) and $2.3 billion (thereafter).

9.	Capital Stock

The authorized capital stock of Teekay at September 30, 2014 and December 31, 2013 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2014, Teekay had no shares of preferred stock issued. During the nine months ended September 30, 2014, Teekay issued 1.7 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its common stock in the open market. As at September 30, 2014, Teekay had repurchased approximately 5.2 million shares of common stock for $162.3 million pursuant to such authorizations. As at September 30, 2014, the total remaining amount under the share repurchase authorization was $37.7 million.

During the nine months ended September 30, 2014, the Company granted 15,243 stock options with an exercise price of $56.76 per share, 81,388 restricted stock units with a fair value of $4.6 million, 50,689 performance shares with a fair value of $3.4 million and 18,230 shares of restricted stock awards with a fair value of $1.0 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units and restricted stock awards vest equally over three years from the grant date and the performance shares vest two or three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during the nine months ended September 30, 2014 was $11.50 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 34.7%; expected life of five years; dividend yield of 4.4%; risk-free interest rate of 1.6%; and estimated forfeiture rate of 12%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

10.	Commitments and Contingencies

a)	Vessels Under Construction

As at September 30, 2014, the Company was committed to the construction of five LNG carriers, four ALP towage vessels, three FAUs and one floating, storage and offloading (or FSO) conversion for a total cost of approximately $2.0 billion, excluding capitalized interest and other miscellaneous construction costs. Two LNG carriers are scheduled for delivery in 2016, and three LNG carriers are scheduled for delivery in 2017, the four ALP towage vessels are scheduled for delivery in 2016, one FAU is scheduled for delivery in 2015, and two FAUs are scheduled for delivery in 2016 and the one FSO conversion is scheduled for completion in the fourth quarter of 2016. As at September 30, 2014, payments made towards these commitments totaled $231.3 million (excluding $6.5 million of capitalized interest and other miscellaneous construction costs) and the carrying value of completed units not yet in service was $1.2 billion. As at September 30, 2014, the remaining payments required to be made under these newbuilding and conversion capital commitments were $79.8 million (remainder of 2014), $449.3 million (2015), $815.7 million (2016), $424.3 million (2017) and $3.5 million (2018).

b)	Joint Ventures

As described in Note 4c, Teekay LNG has an ownership interest in the BG Joint Venture and, as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at September 30, 2014, Teekay LNG incurred $0.3 million relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $1.1 million (remainder of 2014), $3.3 million (2015), $5.2 million (2016), $6.0 million (2017), $3.9 million (2018) and $0.3 million (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In addition, the BG Joint Venture secured a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by Teekay LNG and the other partners. As at September 30, 2014, Teekay LNG’s proportionate share of the remaining newbuilding installments, net of the financing, totaled nil (remainder of 2014), $4.9 million (2015), $7.9 million (2016), $15.0 million (2017), $17.3 million (2018) and $6.3 million (thereafter).

As described in Note 4b, Teekay LNG has a 50% ownership interest in the Yamal LNG Joint Venture which will build six 172,000-cubic meter ARC7 LNG carrier newbuildings for a total fully built-up cost of approximately $2.1 billion. As at September 30, 2014, Teekay LNG’s proportionate costs incurred under these newbuilding contracts totaled $95.3 million and Teekay LNG’s proportionate share of the estimated remaining costs to be incurred is $1.9 million (remainder of 2014), $23.7 million (2015), $33.9 million (2016), $84.4 million (2017), $344.7 million (2018) and $441.3 million (thereafter). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

Navion Hispania Incident

On November 13, 2006, one of Teekay Offshore’s shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from Teekay Offshore. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of Teekay Offshore, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $33.1 million).

The appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interest accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this judgment, in the second quarter of 2013 Teekay Offshore recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $45.1 million), to the plaintiffs recorded in accrued liabilities. In the fourth quarter of 2013, Teekay Offshore recognized an additional liability of NOK 4,000,000 in respect of interest, bringing the total liability to NOK 294,000,000 (approximately $45.8 million). The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the plaintiffs.

Teekay Offshore and Teekay maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 294,000,000 (approximately $45.8 million) was concurrently recorded in accounts receivable, which equals the total cost of the claim. In addition, Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident. In the fourth quarter of 2013, the insurer made payments directly to the plaintiffs in full settlement of interest and partial settlement of legal costs and thus Teekay Offshore, as at December 31, 2013, reduced its liability and related receivable to NOK 213,000,000 in respect of damages and approximately NOK 3,400,000 in respect of legal costs, totaling approximately NOK 216,400,000 (approximately $33.7 million). No further payments were made during the first nine months of 2014. Subsequent to September 30, 2014, Teekay Offshore and the insurer entered into a settlement agreement with the plaintiffs, which reduced Teekay Offshore’s liability and related receivable to NOK 117,500,000 (approximately $18.3 million). The payment of the settlement by the insurer was made during November 2014.

Teekay Nakilat Capital Lease

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements. If the Teekay Nakilat Joint Venture terminates the lease, Teekay LNG estimates its 70% share of the cost of a lease termination to be approximately $34 million, exclusive of any interest rate swap termination costs, costs associated with any new financing and any other related adjustments. The Teekay Nakilat Joint Venture is currently reviewing the possibility of terminating the lease arrangement. In addition, under the terms of the RasGas II Leases, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase or decrease the lease payments to maintain its agreed after-tax margin. HMRC has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II Leases were to lose on a similar claim from HMRC, which Teekay LNG does not consider to be a probable outcome, Teekay LNG’s 70% share of the potential exposure to the Teekay Nakilat Joint Venture is estimated to be approximately $60 million, irrespective of whether the lease is terminated. Such estimate is primarily based on information received from the lessor.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Petrojarl Banff Storm Damage

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, Teekay declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through its insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, the Company incurred certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and returned to service on the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is approximately $172 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

d)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2014.

e)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

11.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

			September 30, 2014		December 31, 2013
	Fair Value Hierarchy Level		Carrying Amount	Fair Value	Carrying Amount	Fair Value
			Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
			$	$	$	$
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1		1,234,547	1,234,547	1,119,966	1,119,966
Derivative instruments (note 15)
Interest rate swap agreements - assets	Level 2		129,050	129,050	91,415	91,415
Interest rate swap agreements - liabilities	Level 2		(482,669)	(482,669)	(410,470)	(410,470)
Cross currency interest swap agreement	Level 2		(98,105)	(98,105)	(52,219)	(52,219)
Foreign currency contracts	Level 2		(4,252)	(4,252)	(1,480)	(1,480)
Stock purchase warrants (notes 4e and 15)	Level 3		7,137	7,137	—	—
Contingent consideration (see below)	Level 3		(21,447)	(21,447)	—	—
Non-recurring
Vessels and equipment	Level 2		7,000	7,000	17,250	17,250
Assets held for sale (1)	Level 2		—	—	176,247	176,247
Other
Investment in term loans	Level 3		—	—	211,579	209,570
Loans to equity accounted investees and joint venture partners - Current	Level 3		19,586	19,586	37,019	37,019
Loans to equity accounted investees and joint venture partners - Long-term		(2)	228,486	(2)	132,229	(2)
Liabilities associated with assets held for sale (1)	Level 2		—	—	(168,007)	(168,007)
Long-term receivable included in other assets	Level 2		16,791	16,791	—	—
Long-term debt - public (note 8)	Level 1		(1,721,769)	(1,797,446)	(1,313,358)	(1,376,829)
Long-term debt - non-public (note 8)	Level 2		(5,000,228)	(4,909,857)	(4,796,112)	(4,582,274)

(1)	The fair value of the Company’s assets held for sale and liabilities associated with assets held for sale include vessels held for sale, long-term debt and other working capital balances.
(2)

In these consolidated financial statements, the Company’s loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

Changes in fair value during the nine months ended September 30, 2014 and 2013 for the Company’s derivative instrument, TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Fair value at the beginning of the period	8,051	—	—	—
Fair value on issuance	—	—	6,840	—
Unrealized (loss) gain included in earnings	(914)	—	297	—

Fair value at the end of the period	7,137	—	7,137	—

During January 2014, the Company received stock purchase warrants entitling it to purchase up to 1.5 million shares of the common stock of TIL at a fixed price of $10 per share (see Note 15). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, risk-free rate, vesting conditions and the historical volatility of the comparable companies. The estimated fair value of these stock purchase warrants as of September 30, 2014 is based on the historical volatility of the comparable companies of 59.2%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on the high-end floating accommodation market, from Cefront Technology AS (or Cefront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending on certain performance criteria, which is payable from early-2015 to late-2017 (see Note 4a).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Teekay Offshore will owe an additional amount of up to $27.6 million if there are no yard cost overruns and no charterer late delivery penalties; the two unfixed FAUs under construction are chartered above specified rates and no material defects from construction are identified up until one year after the delivery of each FAU. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $21.4 million is the amount Teekay Offshore expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 10%. As of September 30, 2014, the amount of the expected payments for each FAU was based upon the status of the construction project for each FAU, the state of the charter market for FAUs, the expectation of potential material defects and to a lesser extent, the timing of delivery of each FAU. An increase (decrease) in Teekay Offshore’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in Teekay Offshore’s estimates of day rates at which it expects to charter the two unfixed FAUs for, will decrease (increase) the estimated fair value of the contingent consideration liability.

Changes in the estimated fair value of the contingent consideration liability during the three and nine months ended September 30, 2014 and 2013 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Balance at beginning of period	—	—	—	—
Acquisition of Logitel	(21,169)	—	(21,169)	—
Unrealized loss included in other (loss)	—	—	—	—
income - net	(278)	—	(278)	—

Balance at end of period	(21,447)	—	(21,447)	—

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2014	December 31, 2013
			$	$
Direct financing leases	Payment activity	Performing	767,934	727,262
Other loan receivables
Investment in term loans and interest receivable	Collateral	Non-Performing(1)	—	211,579
Loans to equity accounted investees and joint venture partners(2)	Other internal metrics	Performing	248,072	169,248
Long-term receivable included in other assets	Payment activity	Performing	50,252	31,634

			1,066,258	1,139,723

(1)	On March 21, 2014, Teekay and Teekay Tankers took ownership of the vessels held as collateral in satisfaction of the loans and accrued interest.
(2)

The Company’s subsidiary Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture. During the year ended December 31, 2012, the parent company of Teekay LNG‘s joint venture partner, BLT, suspended trading on the Jakarta Stock Exchange and entered into a court-supervised debt restructuring in Indonesia. In September 2013, Teekay Tangguh Joint Venture recorded a provision for loan impairment on a $3.6 million promissory note and related interest of $0.2 million due from BLT, based on changes in its expectation of the recoverability of the amounts outstanding. The remaining loans to joint venture partner, BLT LNG Tangguh Corporation, totaling $8.4 million as at September 30, 2014 (December 31, 2013 - $28.5 million) are considered to be collectible given a signed settlement Agreement between the Company and BLT LNG Tangguh Corporation regarding repayment terms. In February 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million, of which $14.4 million was used to offset the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker and $6.5 million was repaid to Teekay by BLT LNG Tangguh Corporation. In addition, $1.0 million was paid to Teekay by BLT as part of the settlement agreement. In July 2014, the Teekay Tangguh Joint Venture declared dividends of $7.6 million, of which $2.3 million was paid to Teekay by BLT.

12.	Restructuring Charges

During the three and nine months ended September 30, 2014, the Company recorded restructuring charges of $2.7 million ($0.5 million – 2013) and $3.1 million ($4.3 million – 2013), respectively. The restructuring charges in 2014 relate to the termination of the employment of certain seafarers upon the sale of a vessel under capital lease to a third party in August 2014, and the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014, partially offset by the reversal of an accrual for costs related to the reorganization of the Company’s marine operations. The restructuring charges in 2013 primarily relate to reorganization of the Company’s marine operations intended to create better alignment with its conventional tanker business unit and its three publicly-listed subsidiaries and a lower cost organization. The Company does not expect to incur further restructuring charges associated with this reorganization.

At September 30, 2014 and December 31, 2013, $3.1 million and $4.9 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

13.	Other (Loss) Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	$	$	$	$
TIL stock purchase warrants received	—	—	6,839	—
Loss on bond repurchases	(860)	—	(860)	(1,759)
Volatile organic compound emission plant lease (loss) income	(195)	75	(262)	272
Impairment of marketable securities	—	—	—	(2,062)
Miscellaneous (loss) income	(616)	550	129	8,030

Other (loss) income	(1,671)	625	5,846	4,481

14.	Accumulated Other Comprehensive Loss

As at September 30, 2014 and December 31, 2013, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	December 31,
	2014	2013
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(269)	17
Pension adjustments, net of tax recoveries	(18,802)	(18,919)
Unrealized loss on marketable securities	(773)	(171)
Foreign exchange gain on currency translation	1,971	1,884

	(17,873)	(17,189)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at September 30, 2014, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset	Expected Maturity
	Contract Amount in Foreign Currency	Average Forward Rate (1)	(Liability) $	2014 $	2015 $	2016 $
Norwegian Kroner	740,000	6.24	(4,209)	28,308	79,446	10,831
Singapore Dollar	4,000	1.26	(43)	3,178	—	—

			(4,252)	31,486	79,446	10,831

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2019. As at September 30, 2014, the Company was committed to the following cross currency swaps:

					Fair Value /
					Carrying
Notional	Notional	Floating Rate Receivable			Amount of
Amount	Amount	Reference		Fixed Rate	Asset /	Remaining
NOK	USD	Rate	Margin	Payable	(Liability)	Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(14,696)	1.0
500,000	89,700	NIBOR	4.00%	4.80%	(12,568)	1.3
600,000	101,400	NIBOR	5.75%	7.49%	(10,485)	2.3
700,000	125,000	NIBOR	5.25%	6.88%	(19,180)	2.6
800,000	143,500	NIBOR	4.75%	5.93%	(19,501)	3.3
900,000	150,000	NIBOR	4.35%	6.43%	(12,937)	3.9
1,000,000	162,200	NIBOR	4.25%	6.28%	(8,738)	4.3

					(98,105)

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated any of its interest rate swap agreements in its consolidated entities as cash flow hedges for accounting purposes.

As at September 30, 2014, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability)	Weighted- Average Remaining Term	Fixed Interest Rate
		$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	399,284	(91,334)	22.3	4.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	3,611,947	(335,940)	5.9	3.6
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	500,000	(7,232)	1.0	3.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,159	125,706	22.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	301,447	(44,819)	6.3	3.1

			(353,619)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of September 30, 2014, ranged from 0.3% to 4.5%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(4)

Interest rate swap with an aggregate principal amount of $180 million is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2028. The interest rate swap is subject to mandatory early termination in 2014 whereby the swap will be settled based on its fair value at that time. Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(5)	Principal amount reduces monthly to 70.1 million Euros ($88.5 million) by the maturity dates of the swap agreements.
(6)	Principal amount is the U.S. Dollar equivalent of 238.7 million Euros.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The estimated fair value of the warrants on issuance was $6.8 million and is included in other income in the consolidated statements of (loss) income. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively (or equivalent amounts in NOK) for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at September 30, 2014 was $7.1 million. The Company reports the unrealized gains and (losses) from the stock purchase warrants in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of income (loss).

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities
As at September 30, 2014
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(3,564)	(688)
Interest rate swap agreements	17,017	113,165	(23,650)	(156,959)	(303,192)
Cross currency swap agreements	92	—	(536)	(4,456)	(93,205)
Stock purchase warrants	—	7,137	—	—	—

	17,109	120,302	(24,186)	(164,979)	(397,085)

As at December 31, 2013
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	482	12	—	(1,819)	(155)
Interest rate swap agreements	21,779	69,785	(22,025)	(140,503)	(248,091)
Cross currency swap agreements	779	—	3	(1,677)	(51,324)

	23,040	69,797	(22,022)	(143,999)	(299,570)

As at September 30, 2014, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at September 30, 2014, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $127.2 million and an aggregate fair value liability amount of $422.5 million.

Realized and unrealized gains and losses from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income. The effect of the gains and losses on derivatives not designated as hedging instruments in the consolidated statements of income (loss) are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(32,106)	(30,254)	(92,352)	(91,472)
Interest rate swap agreement terminations	—	(31,798)	1,000	(35,985)
Foreign currency forward contracts	(434)	152	(1,608)	(1,333)

	(32,540)	(61,900)	(92,960)	(128,790)

Unrealized gains (losses) relating to:
Interest rate swap agreements	31,560	32,542	(32,934)	148,657
Foreign currency forward contracts	(3,897)	2,651	(2,772)	(4,328)
Stock purchase warrants	(915)	—	295	—

	26,748	35,193	(35,411)	144,329

Total realized and unrealized (losses) gains on derivative instruments	(5,792)	(26,707)	(128,371)	15,539

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Realized and unrealized losses of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of income (loss). The effect of the loss on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$
Realized gain on partial termination of cross currency swap	—	—	—	6,800
Realized (losses) gains	(881)	362	(1,170)	1,927
Unrealized losses	(33,868)	(2,314)	(45,349)	(56,667)

Total realized and unrealized losses on cross currency swaps	(34,749)	(1,952)	(46,519)	(47,940)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Income Tax Expense

The components of the provision for income tax expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Current	(3,540)	1,438	(10,104)	(2,619)
Deferred	430	(776)	1,002	(1,092)

Income tax expense	(3,111)	662	(9,102)	(3,711)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2013 to September 30, 2014:

Balance of unrecognized tax benefits as at January 1, 2014	$20,304
Increase for positions related to the current period	5,775
Decrease related to statute of limitations	(972)

Balance of unrecognized tax benefits as at September 30, 2014	$25,107

The majority of the net increase for positions for the nine months ended September 30, 2014 relates to potential tax on freight income.

The Company does not presently anticipate these uncertain tax positions, which are uncertain, will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

17.	Net Income (Loss) Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$
Net income (loss) attributable to stockholders of Teekay Corporation	2,374	(49,104)	(41,101)	(43,873)

Weighted average number of common shares	72,393,072	70,755,282	71,925,307	70,348,872
Dilutive effect of stock-based compensation	1,343,321	—	—	—

Common stock and common stock equivalents	73,736,393	70,755,282	71,925,307	70,348,872

Income (loss) per common share:
- Basic	0.03	(0.69)	(0.57)	(0.62)
- Diluted	0.03	(0.69)	(0.57)	(0.62)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and nine months ended September 30, 2013, options to acquire 2.2 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share.

18.	Supplemental Cash Flow Information

a)

In March 2014, the Company took ownership of three VLCCs, which were collateral for all amounts owing under the investment in term loans, and the investment in term loans was concurrently discharged. The VLCCs had an estimated aggregate fair value of $222.0 million on this date, which approximated all the amounts owing under the investment in term loans. During the first quarter of 2014, second-hand vessel values for VLCCs increased and, as a result, the Company recognized $15.2 million of interest income owing under the investment in term loans in the first quarter of 2014. The assumption of ownership of the VLCCs and concurrent discharge of the loans has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

b)

As described in Note 4c, Teekay LNG acquired BG’s ownership interest in the BG Joint Venture. As compensation, Teekay LNG assumed BG’s obligation (net of an agreement by BG to pay Teekay LNG approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The estimated fair value of the assumed obligation of approximately $33.3 million was used to offset the purchase price and Teekay LNG’s receivable from BG and was treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

19.	Subsequent Events

a)

In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital of TIL. The common shares were acquired at a price of NOK 69 per share, or an aggregate price of $10.1 million. Following completion of the purchase, Teekay Tankers held 3.4 million common shares in TIL, representing 8.94% of the then outstanding share capital of TIL.

b)

In October 2014, Teekay LNG agreed to acquire a 2003-built 10,200 cubic meter LPG carrier, the Norgas Napa, from I.M. Skaugen SE (or Skaugen) for $27 million. Teekay LNG took delivery of the vessel mid-November 2014 and chartered the vessel back to Skaugen on a bareboat contract for a period of five years at a fixed rate plus a profit share component based on actual earnings of the vessel, which is trading in Skaugen’s Norgas pool.

c)

In October 2014, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A (Odebrecht), signed a letter of intent with Petrobras to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract, which is expected to be finalized in the fourth quarter of 2014, will be serviced by a new FPSO unit converted from Teekay Offshore’s 1995-built shuttle tanker, the Navion Norvegia. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1 billion.

d)

In October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP, agreed to acquire six modern on-the-water long-distance towing and anchor handling vessels for approximately $220 million. Teekay Offshore expects to take delivery of the six vessels during the fourth quarter of 2014 and the first quarter of 2015. The acquisition remains subject to customary closing conditions, including the completion of vessel inspections and documentation.

e)

In November 2014, Teekay Offshore announced that it has agreed to issue 6.7 million common units in a private placement to a group of institutional investors for proceeds, excluding the general partner’s 2% proportionate capital contribution, of $175.0 million. Teekay Offshore intends to use the proceeds from the private placement for general partnership purposes including funding newbuilding installments, capital conversion projects and future acquisitions of vessels. As a result of this private placement, Teekay‘s ownership of Teekay Offshore was reduced to 27.3% (including the Company‘s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

f)

In December 2014, Teekay LNG announced that its subsidiaries and a wholly owned company of Royal Dutch Shell plc (or Shell) have entered into time-charter contracts for five newbuilding LNG carriers. The vessels will operate as part of Shell’s global LNG fleet under time-charters ranging in duration from six to eight years, plus extension options. Delivery of the vessels will start from the second half of 2017 into 2018. The new time-charter contracts with Shell will be serviced by five 173,400 cubic meter M-type, Electronically Controlled, Gas Injection (or MEGI) engine LNG newbuildings built by DSME of South Korea. Two of the newbuildings were previously ordered and are currently under construction with DSME. Teekay LNG exercised three additional options to construct the remaining three newbuildings, for a fully built-up cost of approximately $620 million.

g)

In September 2014, Teekay offered Teekay Offshore the opportunity to acquire the Petrojarl Knarr FPSO unit at Teekay’s fully built-up cost, which is currently estimated to be approximately $1.2 billion. The terms of the offer include assumption of an $815 million long-term debt facility, and up to $400 million of short-term credit financing from Teekay, with the remaining purchase price, if any, to be paid in cash or a combination of cash and equity, and may include the issuance of common units of Teekay Offshore to Teekay. In December 2014, the offer was approved by the Board of Directors of Teekay Offshore. The sale remains subject to the Petrojarl Knarr FPSO achieving first oil.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2013.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of the Marshall Islands. References to the Company mean Teekay together with its wholly owned or controlled subsidiaries. Unless the context requires otherwise, references to “we,” “our” or “us” are references to Teekay Corporation and its subsidiaries.

SIGNIFICANT DEVELOPMENTS IN 2014

Recent Developments in our Gas Business

In December 2014, our publicly traded subsidiary Teekay LNG Partners L.P. (or Teekay LNG) announced that its subsidiaries and a wholly owned company of Royal Dutch Shell plc (or Shell) have entered into time-charter contracts for five newbuilding LNG carriers. The vessels will operate as part of Shell’s global LNG fleet under time-charters ranging in duration from six to eight years, plus extension options. Delivery of the vessels will start from the second half of 2017 into 2018. The new time-charter contracts with Shell will be serviced by five 173,400 cubic meter M-type, Electronically Controlled, Gas Injection (or MEGI) engine LNG newbuildings built by Daewoo Shipbuilding & Marine Engineering Co., Ltd. (or DSME) of South Korea. Two of the newbuildings were previously ordered and are currently under construction with DSME. Teekay LNG exercised three additional options to construct the remaining three newbuildings, for a fully built-up cost of approximately $620 million. Please read “Item 1 – Financial Statements: Note 19f – Subsequent Events.”

In October 2014, Teekay LNG agreed to acquire a 2003-built 10,200 cubic meter (or cbm) LPG carrier, the Norgas Napa, from I.M. Skaugen SE (or Skaugen) for $27 million. Teekay LNG took delivery of the vessel mid-November 2014 and chartered the vessel back to Skaugen on a bareboat contract for a period of five years at a fixed-rate plus a profit share component based on actual earnings of the vessel, which is trading in Skaugen’s Norgas pool. Please read “Item 1 – Financial Statements: Note 19b – Subsequent Events.”

In July 2014, Teekay LNG completed a public offering of 3.1 million common units (including 0.3 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $44.65 per unit, for gross proceeds of approximately $140.8 million (including the 2% proportionate capital contribution by Teekay LNG’s general partner). Teekay LNG used the net proceeds from the offering of approximately $140.5 million to prepay a portion of its outstanding debt under two of its revolving credit facilities, to fund Teekay LNG’s portion of the first installment payment of approximately $95.0 million for six newbuilding LNG carriers ordered by its 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project) and to fund a portion of its MEGI newbuildings’ shipyard installments. As a result of this public offering, our ownership of Teekay LNG was reduced to 34.0%, including our 2% general partner interest. We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate the subsidiary.

In July 2014, Teekay LNG, through a new 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture), finalized shipbuilding contracts for six internationally-flagged icebreaker LNG carriers for the Yamal LNG Project. The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%) and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The Yamal LNG Joint Venture will build six 172,000-cubic meter ARC7 LNG carrier newbuildings, to be constructed by DSME of South Korea, for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. The six LNG carriers constructed for the Yamal LNG Project will transport LNG from Northern Russia to Europe and Asia. Teekay LNG accounts for its investment in the Yamal LNG Joint Venture using the equity method. Please read “Item 1 – Financial Statements: Note 4b – Investments – Teekay LNG – Yamal LNG Joint Venture.”

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interest in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, which are scheduled to deliver between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, Teekay LNG assumed BG’s portion of the shipbuilding installments and its obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery date pursuant to a ship construction support agreement. We on behalf of Teekay LNG, will provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates. Teekay LNG estimates that it will incur approximately $40.4 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings, with the balance of the ownership held by China LNG and CETS Investment Management (HK) Co. Ltd. (or CETS) (an affiliate of China National Offshore Oil Corporation), and a 20% ownership interest in the remaining two LNG carrier newbuildings, with the balance of the ownership held by China LNG, CETS and BW LNG Investments Pte. Ltd. (collectively the BG Joint Venture). Teekay LNG accounts for its investment in the BG Joint Venture using the equity method. Teekay LNG expects to finance its pro rata equity interest in future shipyard installment payments using a portion of its available liquidity with the balance of the total cost of the vessels financed with equity contributions by the other partners and a $787.0 million long-term debt facility secured by the BG Joint Venture. Please read “Item 1 – Financial Statements: Note 4c – Investments – Teekay LNG – BG International Limited Joint Venture.”

Recent Developments in our Offshore Business

In September 2014, we offered our publicly traded subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) the opportunity to acquire the Petrojarl Knarr FPSO unit at our fully built-up cost, which is currently estimated to be approximately $1.2 billion. The terms of the offer include assumption of an $815 million long-term debt facility, and up to $400 million of short-term credit financing from us, with the remaining purchase price, if any, to be paid in cash or a combination of cash and equity, and may include the issuance of common units of Teekay Offshore to us. In December 2014, the offer was approved by the Board of Directors of Teekay Offshore. The sale remains subject to the Petrojarl Knarr FPSO achieving first oil, which is currently expected to be during the first quarter of 2015. Please read “Item 1 – Financial Statements: Note 19g – Subsequent Events.”

In October 2014, Teekay Offshore through its wholly-owned subsidiary ALP Maritime Services B.V. (or ALP), agreed to acquire six modern on-the-water long-distance towing and anchor handling vessels for approximately $220 million. The vessels to be acquired were built between 2006 and 2010 and are all equipped with dynamic positioning (or DP) capabilities. Teekay Offshore expects to take delivery of the six vessels during the fourth quarter of 2014 and the first quarter of 2015. Including these vessels, along with ALP’s four state-of-the-art long-distance towing and anchor handling newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of DP towing and anchor handling vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including floating production, storage and offloading (or FPSO) units, floating liquefied natural gas (FLNG) units and floating drill rigs. The acquisition remains subject to customary closing conditions, including the completion of vessel inspections and documentation. Please read “Item 1 – Financial Statements: Note 19d – Subsequent Events.”

In October 2014, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A (Odebrecht), signed a letter of intent with Petroleo Brasileiro SA (Petrobras) to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract, which is expected to be finalized in the fourth quarter of 2014, will be serviced by a new FPSO unit converted from its 1995-built shuttle tanker, the Navion Norvegia. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1 billion. Please read “Item 1 – Financial Statements: Note 19c – Subsequent Events.”

In August 2014, Teekay Offshore acquired Logitel Offshore Holdings Ltd. (or Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing three newbuilding floating accommodation units (or FAUs), based on the Sevan Marine ASA (or Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (or COSCO) in China for a fully built-up cost of approximately $583 million, including $30.0 million from our assumption of Logitel’s obligations under a bond agreement from Sevan. We currently hold options to order up to an additional five FAUs. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first FAU, which is scheduled to deliver in the first quarter of 2015. Teekay Offshore expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the first quarter of 2016 and the fourth quarter of 2016. Teekay Offshore intends to finance the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries. Please read “Item 1 – Financial Statements: Note 4a – Investments – Acquisition of Logitel Offshore Holding AS.”

In March 2014, Teekay Offshore acquired ALP, a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. ALP currently provides these services through a fleet of third-party owned vessels. As part of the transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with dynamic positioning capability, for a fully built-up cost of approximately $260 million. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Teekay Offshore intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016. Please read “Item 1 – Financial Statements: Note 4d – Investments – Teekay Offshore Acquisition of ALP Maritime Services B.V.”

This acquisition of ALP and related newbuilding orders and on the water assets represent Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business, which combines Teekay Offshore’s infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is a natural complement to Teekay Offshore’s existing offshore business.

In September 2013, Teekay Offshore acquired a 2010-built HiLoad DP unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification and mobilization costs. The HiLoad DP unit continues to undergo operational testing, and related delays in commencement of operations may affect previously anticipated cash flow from the unit. Upon completion of the testing, the unit is expected to commence its time-charter contract with Petrobras in Brazil. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to perform a front-end engineering and design (or FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

Recent Developments in our Tanker Business

In January 2014, we and our publicly-listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers) formed Tanker Investments Ltd. (or TIL) which seeks to opportunistically acquire, operate and sell modern secondhand tankers to benefit from an expected recovery in the currently cyclical low of the tanker market. TIL completed a $250 million equity private placement in which we and Teekay Tankers co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, we each received a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange. We did not purchase any of the shares issued in the IPO. As of September 30, 2014, the combined interest of Teekay Tankers and us in TIL was 13.0%. As of September 30, 2014, TIL had completed the acquisition of two 2010-built Very Large Crude Carrier (or VLCC) vessels from Teekay Tankers, four 2009-built Suezmax tankers from us and five 2009 and 2010-built Aframax tankers and two 2012-built coated Aframax vessels from third parties. As of September 30, 2014, TIL had signed an agreement to acquire a 2011-built Aframax from third parties, which was delivered in October 2014, bringing the total number of vessels owned by TIL to fourteen. As of September 30, 2014, TIL has signed an agreement to acquire a 2011-built Aframax from third parties, which was delivered on October 24, 2014. In October 2014, Teekay Tankers acquired an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding share capital in TIL. The common shares were acquired at a price of NOK 69 per share, or an aggregate price of $10.1 million. Following completion of the purchase, Teekay Tankers held 3.4 million common shares in TIL, representing 8.94% of the then outstanding share capital of TIL. Please read “Item 1 – Financial Statements: Note 19a – Subsequent Events.”

In August 2014, Teekay Tankers acquired from us a 50% interest in Teekay Tanker Operations Ltd. (or TTOL) which owns the conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $24.2 million, including net working capital. As a consideration for this acquisition, Teekay Tankers issued to us 4.2 million Class B common shares, which had an approximate value of $17 million, or $4.03 per share, on the acquisition closing date. In addition, Teekay Tankers reimbursed us for $7.2 million of working capital it assumed from us in connection with the purchase. Teekay Tankers will account for its interest in the conventional tanker commercial management and technical management operations by the equity method.

In March 2014, we exercised our rights under security documentation to realize the amounts owed under our investment in term loans and assumed full ownership of three VLCC vessels, which previously secured the investment in term loans. At the time of assumption of ownership, these vessels had an aggregate fair value of approximately $222 million, which exceeded the carrying value of the loans. As a result of our exercise of remedies and the increase in VLCC vessel values during early 2014, in the first quarter of 2014 we recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized, owing under the loans. In May 2014, Teekay Tankers sold two single-ship wholly-owned subsidiaries, each of which owns one VLCC, to TIL for aggregate proceeds of $154 million, plus related working capital on closing. Teekay Tankers recognized a $10 million gain on the sale of the VLCCs in the second quarter of 2014.

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, we incurred certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and returned to service on the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is approximately $172 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 - “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013.

In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time charter contracts and FPSO service contracts the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment, each of which are discussed below. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 1 – Financial Statements: Note 3 – Segment Reporting.”

Shuttle Tanker and FSO Segment

Our shuttle tanker and FSO segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers, FSO units and one HiLoad DP unit, which is currently undergoing testing from the charterer. As at September 30, 2014, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 32 shuttle tankers, six were owned through 50%-owned subsidiaries of Teekay Offshore, three through a 67%-owned subsidiary of Teekay Offshore and two were chartered-in by Teekay Offshore. The remaining vessels are owned 100% by Teekay Offshore. All of these shuttle tankers provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. Teekay Offshore has committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker contract in 2015 and another shuttle tanker, the Navion Norvegia, is committed to a conversion into an FPSO unit for our joint venture with Odebrecht. Our FSO fleet consists of five vessels owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. Teekay Offshore has 100% ownership interests in the operating FSO units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.

The following table compares our shuttle tanker and FSO segment’s operating results for the three and nine months ended September 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our shuttle tanker and FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	152,401	147,265	3.5	456,429	425,980	7.1
Voyage expenses	(26,985)	(27,129)	(0.5)	(83,604)	(71,213)	17.4

Net revenues	125,416	120,136	4.4	372,825	354,767	5.1

Vessel operating expenses	(47,910)	(44,507)	7.6	(140,917)	(132,886)	6.0
Time-charter hire expense	(7,085)	(14,208)	(50.1)	(23,472)	(43,095)	(45.5)
Depreciation and amortization	(27,843)	(29,076)	(4.2)	(82,219)	(85,865)	(4.2)
General and administrative (1)	(9,071)	(9,312)	(2.6)	(26,453)	(29,140)	(9.2)
Asset impairments	(4,759)	(57,502)	(91.7)	(4,759)	(57,502)	(91.7)
Restructuring charges	(719)	(451)	59.4	(451)	(2,081)	(78.3)

Income (loss) from vessel operations	28,029	(34,920)	(180.3)	94,554	4,198	2,152.4

Calendar-Ship-Days
Owned Vessels	3,312	3,051	8.6	9,731	8,751	11.2
Chartered-in Vessels	198	368	(46.2)	592	1,110	(46.7)

Total	3,510	3,419	2.7	10,323	9,861	4.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources.

The average size of our shuttle tanker and FSO segment fleet increased for the three and nine months ended September 30, 2014 compared to the same periods last year. The increase was primarily due to the delivery of four newbuilding shuttle tankers, the Samba Spirit, Lambada Spirit, Bossa Nova Spirit and the Sertanejo Spirit (or the BG Shuttle Tankers) in 2013 and 2014, and the delivery of the HiLoad DP Unit in April 2014, partially offset by the sale of the Basker Spirit in January 2013 and the redelivery to their owners of two in-chartered vessels in November 2013 and January 2014. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to us upon maturity of its time-charter-out contract in April 2012, and one shuttle tanker that has been in lay-up since June 2014.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2014, compared to the same periods last year, primarily due to:

•

increases of $13.5 million and $51.8 million for the three and nine months ended September 30, 2014, respectively, due to the commencement of the ten-year time-charter out contracts for the four BG Shuttle Tankers during 2013 and early 2014;

•

increases of $1.2 million and $6.4 million for the three and nine months ended September 30, 2014, respectively, due to more opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•

increases of $1.0 million and $3.2 million for the three and nine months ended September 30, 2014, respectively, due to more opportunities to utilize excess shuttle tanker capacity in short-term offshore projects;

•	increases of $1.3 million and $2.6 million for the three and nine months ended September 30, 2014, respectively, due to an increase in reimbursable bunker expenses; and

•	an increase of $1.9 million for the three and nine months ended September 30, 2014 due to the commencement of operations of the Suksan Salamander in the third quarter of 2014;

partially offset by

•

net decreases of $8.8 million and $35.4 million for the three and nine months ended September 30, 2014, respectively, due to fewer revenue days as a result of the redelivery of four vessels to us in July 2013, December 2013, January 2014 and February 2014, as they completed their time-charter-out agreements, a decrease in revenues in our contract of affreightment fleet due to lower fleet utilization, a decrease in revenues from our time-chartered-out fleet from entering into new contracts and a decrease in rates as provided in certain contracts;

•

decreases of $2.0 million and $5.0 million for the three and nine months ended September 30, 2014, respectively, due to more repair off-hire days in our time-chartered-out fleet compared to the same periods last year;

•

decreases of $2.7 million and $3.3 million for the three and nine months ended September 30, 2014, respectively, due to the drydocking of the Navion Saga during the second quarter of 2014 and a recovery of expenses in 2013 relating to the 2012 drydocking and the appreciation of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year;

•

a decrease of $2.9 million for the nine months ended September 30, 2014, primarily due to the drydocking of the Dampier Spirit during the second quarter of 2014 and the appreciation of the U.S. Dollar against the Australian Dollar; and

•

decreases of $0.8 million of $1.4 million for the three and nine months ended September 30, 2014, respectively, due to a decrease in rates upon the recontracting of the Pattani Spirit for a further five years.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2014, compared to the same periods last year, primarily due to:

•	increases of $1.9 million and $9.4 million for the three and nine months ended September 30, 2014, respectively, due to the delivery of the four BG Shuttle Tankers during 2013 and early-2014;

•	increases of $1.3 million and $2.4 million for the three and nine months ended September 30, 2014, respectively, relating to the commencement of operations of the HiLoad DP unit in April 2014;

•	increases of $0.7 million and $1.4 million for the three and nine months ended September 30, 2014, respectively, primarily due to increases in repairs and maintenance costs; and

•

an increase of $1.0 million for the three months ended September 30, 2014, relating to the Dampier Spirit, due to the timing of services, spares and offshore expenses compared to the same period last year;

partially offset by

•	decreases of $1.3 million and $1.8 million for the three and nine months ended September 30, 2014, respectively, due to the lay-up of the Navion Norvegia since June 2014;

•

decreases of $0.3 million and $1.7 million for the three and nine months ended September 30, 2014, respectively, relating to expenditures on engineering studies completed to support our FSO tenders in 2013;

•

a decrease of $0.4 million for the nine months ended September 30, 2014, for the Dampier Spirit, due to lower crew costs due to the appreciation of the U.S. Dollar against the Australian Dollar compared to the same period last year;

•

decreases of $0.3 million and $1.3 million for the three and nine months ended September 30, 2014, respectively, due to a decrease in crew and manning costs primarily as a result of a change in crew composition relating to the reflagging of two vessels during late 2013 and early 2014, partially offset by an increase in crew and manning costs primarily due to higher crew levels;

•	a decrease of $0.7 million for the nine months ended September 30, 2014, relating to the lay-up and FSO conversion of the Navion Clipper since February 2013; and

•

a decrease of $0.7 million for the nine months ended September 30, 2014 for the Navion Saga, due to lower crew costs relating to a pension adjustment in the first quarter of 2014. In addition, management of the unit was outsourced until the first quarter of 2013, when management was taken in-house and transition costs were incurred in that period.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2014, compared to the same periods last year, primarily due to:

•

decreases of $6.8 million and $21.1 million for the three and nine months ended September 30, 2014, respectively, due to the in-chartered vessel redeliveries of the Karen Knutsen in January 2014 and the Grena in November 2013;

•

decreases of $0.3 million and $1.1 million for the three and nine months ended September 30, 2014, respectively, primarily relating to the drydocking and offhire of the Aberdeen during the second and third quarters of 2014, partially offset by offhire during the first quarter of 2013; and

•	decreases of $0.2 million and $1.8 million for the three and nine months ended September 30, 2014, respectively, due to the offhire and drydocking of the Sallie Knutsen in April 2014;

partially offset by

•	increases of $0.2 million and $4.7 million for the three and nine months ended September 30, 2014, respectively, due to increased spot in-chartering of shuttle tankers.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2014 compared to the same periods last year, primarily due to the impact from the write-down of six shuttle tankers during 2013 and lower vessel contract amortization expense. These items were partially offset by additional amortization relating to the deliveries of the BG Shuttle Tankers during 2013 and early-2014, the dry docking of shuttle tankers in late-2013 and early-to-mid 2014, the delivery of the Suksan Salamander in August 2014 and a decrease in the expected useful life of a shuttle tanker due to its expected conversion to an FSO unit.

Asset Impairments. Asset impairments amounted to $4.8 million for the three and nine months ended September 30, 2014, as the carrying value of one of Teekay Offshore’s 1990s-built shuttle tanker was written down to its estimated fair value, using an appraised value. The write-down was the result of the vessel coming off charter and the expectation that it will be re-chartered at a lower rate.

Asset impairments amounted to $57.5 million for the three and nine months ended September 30, 2013, of which $37.2 million related to two shuttle tankers which Teekay Offshore owns through a 50%-owned subsidiary. During the three months ended September 30, 2013, the carrying value of four of our 1990s-built shuttle tankers were written down to their estimated fair value, using appraised values. The writedowns were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for a contract renewal for one of our shuttle tankers which was operating in Brazil.

Restructuring Charges. Restructuring charges were $0.7 million and $0.5 million for the three and nine months ended September 30, 2014, relating to the reflagging of one shuttle tanker, partially offset by a reimbursement received relating to the reorganization of our shuttle tanker marine operations. Restructuring charges were $0.5 million and $2.1 million, respectively, for the three and nine months ended September 30, 2013, resulting from a reorganization of our marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward. Please read “Item 1 – Financial Statements: Note 12 Restructuring Charges.”

FPSO Segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at September 30, 2014, in addition to the four 100% owned FPSO units and the four FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit, the Petrojarl Knarr, which delivered in June 2014 and is currently on the field, but is not yet in service, and a 50% interest held by Teekay Offshore in one FPSO unit. We use FPSO units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate charter contracts, some of which also include certain incentive compensation or penalties based on the level of oil production, oil price and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance, which generally reduce oil production.

The charter contract for the Petrojarl I FPSO unit ended in April 2013 and the unit has since been off-hire and in lay-up. From the fourth quarter of 2012 through the third quarter of 2014, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In July 2013, we and the charterer agreed to halt production temporarily in order to repair the FPSO unit’s two gas compression trains and repair the subsea system. The first compressor train was repaired in August 2013, allowing the unit to recommence partial operations. In March 2014, the Foinaven FPSO unit temporarily halted production as a result of issues with its one operating gas compressor train, and as its second compressor train had not yet completed its repair after sustaining damage in July 2013. In April 2014, one of the Foinaven FPSO’s compressor trains was repaired allowing the unit to recommence partial operations. Repairs to the second compressor train were completed in July 2014, after which the unit was available to produce at its maximum capacity. However, due to issues with the subsea flow lines, which are the responsibility of the charterer, the field has been unable to produce at maximum capacity. In addition, the Foinaven FPSO charter contract includes incentives based on total oil production in the year, certain operational measures, and the average annual oil price. The decline in the price of oil in the last quarter of 2014 will negatively impact our incentive compensation for 2014 and may negatively impact our revenues in future periods if the oil price remains at these levels. In May 2014, the customer extended the Hummingbird Spirit FPSO unit’s charter contract by a firm period of one year until December 31, 2015, with charterer’s options to extend the contract up to March 2017. The Hummingbird Spirit FPSO charter contract also includes an incentive based on the oil price in which our compensation will be negatively impacted by the recent decline in oil prices. The Banff FPSO unit completed its repairs and upgrades following storm damage in December 2011, and resumed production on the Banff field in July 2014, where it is expected to remain under contract until the end of 2018. Upon commencing production on April 13, 2013, the Voyageur Spirit FPSO unit had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. Teekay Offshore entered into an interim agreement with E.ON whereby Teekay Offshore was compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014.

The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2014 and 2013 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Cidade de Itajai FPSO unit, which is accounted for under the equity method.

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2014	2013	% Change	2014	2013	% Change
Revenues	156,800	140,468	11.6	430,474	403,957	6.6
Voyage expenses	(299)	—	100.0	(471)	—	100.0
Vessel operating expenses	(97,456)	(108,614)	(10.3)	(283,396)	(270,052)	4.9
Depreciation and amortization	(40,904)	(39,405)	3.8	(116,772)	(112,722)	3.6
General and administrative (1)	(13,101)	(12,746)	2.8	(43,966)	(36,867)	19.3
Gain on sale of office and equipment	1,217	—	100.0	1,217	1,338	(9.0)
Loan loss recoveries	—	—	—	2,521	—	100.0

Income (loss) from vessel operations	6,257	(20,297)	(130.8)	(10,393)	(14,346)	(27.6)

Calendar-Ship-Days
Owned Vessels	1,012	1,012	—	3,003	2,881	4.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources.

The number of our FPSO units for the nine months ended September 30, 2014 increased compared to the same period last year due to the acquisition of the Voyageur Spirit FPSO unit in May 2013.

Revenues. Revenues increased for the three and nine months ended September 30, 2014, compared to the same periods last year, primarily due to:

•

increases of $16.3 million and $63.6 million for the three and nine months ended September 30, 2014, respectively, relating to the acquisition of the Voyageur Spirit FPSO unit in May 2013 and achieving full production capacity in August 2013;

•

increases of $4.4 million and $9.4 million for the three and nine months ended September 30, 2014, respectively, relating to the Hummingbird Spirit FPSO unit, primarily due to an increase in reimbursable costs, which was partially offset by lower amortization of an in-process revenue contract as the amortization period was completed;

•

increases of $8.0 million and $3.0 million for the three and nine months ended September 30, 2014, respectively, due to the Petrojarl Banff FPSO unit recommencing operations under its time-charter contract in July 2014, partially offset by lower amortization of the in-process revenue contract as a result of the extension of the amortization period compared to the same periods last year;

•

increases of $1.5 million and $2.8 million for the three and nine months ended September 30, 2014, respectively, mainly due to a produced water treatment plant startup on the Piranema Spirit during the second quarter of 2014;

•

an increase of $1.4 million and a decrease of $3.2 million for the three and nine months ended September 30, 2014, respectively. The increase is due to higher production on average from the Petrojarl Foinaven FPSO unit, and the decrease is due to lower tariff revenue resulting from lower production caused by the compressor issues discussed above compared to the same periods last year; and

•

an increase of $1.3 million for the three months ended September 30, 2014, due to the Rio das Ostras earning production revenue during the third quarter of 2014 compared to earning a 95% standby rate while it was being relocated to a new oil field during the same period last year;

partially offset by

•	a decrease of $27.5 million for the nine months ended September 30, 2014, compared to the same period last year, due to the Petrojarl I FPSO unit’s contract expiry and subsequent lay-up;

•

decreases of $17.2 million and $20.4 million for the three and nine months ended September 30, 2014, respectively, related to lower revenue from FEED studies completed in the first and third quarters of 2013; and

•

decreases of $0.2 million and $3.6 million for the three and nine months ended September 30, 2014, respectively, due to a decrease in crew hours recharged to the charterer of the Petrojarl Varg and the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses decreased during the three months ended September 30, 2014, and increased during the nine months ended September 30, 2014 compared to the same periods last year, primarily due to:

•	increases of $3.0 million and $18.9 million for the three and nine months ended September 30, 2014, respectively, relating to the acquisition of the Voyageur Spirit FPSO unit;

•

increases of $5.2 million and $14.1 million for the three and nine months ended September 30, 2014, respectively, relating to the Hummingbird Spirit FPSO unit, primarily due to higher repairs and maintenance costs associated with mooring line repairs compared to the same periods last year;

•

increases of $0.8 million and $11.8 million for the three and nine months ended September 30, 2014, respectively, relating to the Petrojarl Foinaven FPSO unit, primarily due to higher repairs and maintenance relating to the compressor repairs and higher crew costs compared to the same periods last year;

•	an increase of $6.2 million for the nine months ended September 30, 2014, incurred for pre-operating costs on the Petrojarl Knarr FPSO unit prior to mobilization;

•

increases of $2.8 million and $4.4 million for the three and nine months ended September 30, 2014, respectively, due to the commencement of operations of the Petrojarl Banff, partially offset by higher costs during a yard stay in 2013 compared to the same periods last year; and

•	increases of $0.6 million and $3.1 million for the three and nine months ended September 30, 2014, respectively, due to an increase in ship management costs due to fleet growth;

partially offset by

•

decreases of $18.9 million and $19.9 million for the three and nine months ended September 30, 2014, respectively, primarily related to front-end engineering and design studies completed during the third quarter of 2013;

•

decreases of $1.6 million and $16.2 million for the three and nine months ended September 30, 2014, respectively, due to decreased costs as a result of the Petrojarl I FPSO unit’s contract expiry and resulting lay-up;

•

decreases of $0.4 million and $3.9 million, for the three and nine months ended September 30, 2014, respectively, due to lower crew and manning costs due to a decrease in crew hours recharged to the charterer relating to the Petrojarl Varg FPSO unit and due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year;

•

decreases of $0.7 million and $3.4 million for the three and nine months ended September 30, 2014, respectively, relating to the Piranema Spirit FPSO unit, primarily due to lower repairs and maintenance costs compared to the same periods last year; and

•

decreases of $1.3 million and $1.9 million, for the three and nine months ended September 30, 2014, respectively, as a result of lower crew and manning costs due to a decrease in crew hours recharged to the charterer relating to the Rio das Ostras FPSO unit and due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2014 from the same periods last year, primarily due to the 2013 acquisition of the Voyageur Spirit FPSO unit and the Petrojarl Banff upgrade costs.

Gain on sale of office and equipment. Gain on sale of office for the three and nine months ended September 30, 2014, relates to the sale of an office premises. Gain on sale of equipment for the nine months ended September 30, 2013 was related to the sale of sub-sea equipment of the Petrojarl I. Please read “Item 1 – Financial Statements: Note 7a – Sale of Vessels, Equipment and Other Assets.”

Loan loss recovery. Loan loss recovery for the nine months ended September 30, 2014, was due to our recovery in 2014 of a $2.5 million receivable related to an FPSO FEED study completed in 2013 which was previously provided for. Please read “Item 1 – Financial Statements: Note 7b – Loan Loss Provisions (Recoveries).”

Liquefied Gas Segment

As at September 30, 2014, our liquefied gas segment (which includes our Teekay Gas Services business unit) included 44 LNG carriers and 29 LPG/Multigas carriers (in which Teekay LNG’s interests ranged from 20% to 100%). However, the table below only includes 13 LNG carriers and five LPG/Multigas carriers, which are accounted for under the consolidation method of accounting. The table excludes five newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to Teekay LNG’s joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) the four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to Teekay LNG’s joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) four newbuilding LNG carriers relating to the BG Joint Venture, (v) six newbuilding LNG carriers relating to the Yamal LNG Joint Venture, (vi) two LNG carriers (or the Exmar LNG Carriers) and (vii) 15 LPG carriers and nine newbuilding LPG carriers (or the Exmar LPG Carriers) relating to our joint ventures with Exmar.

The following table compares our liquefied gas segment’s operating results for the three and nine months ended September 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days for our liquefied gas segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	80,408	76,001	5.8	243,801	217,985	11.8
Voyage expenses	(239)	(66)	262.1	(1,811)	(557)	225.1

Net revenues	80,169	75,935	5.6	241,990	217,428	11.3
Vessel operating expenses	(16,511)	(15,090)	9.4	(50,161)	(45,350)	10.6
Depreciation and amortization	(17,737)	(17,949)	(1.2)	(53,738)	(53,568)	0.3
General and administrative (1)	(7,159)	(3,079)	132.5	(20,653)	(14,589)	41.6
Loan loss provisions	—	(3,804)	100.0	—	(3,804)	100.0

Income from vessel operations	38,762	36,013	7.6	117,438	100,117	17.3

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,656	1,487	11.4	4,914	4,383	12.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources.

The average size of our liquefied gas segment fleet increased for the three and nine months ended September 30, 2014, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), the Wilforce and Wilpride, in September 2013 and November 2013, respectively. During the nine months ended September 30, 2014, three of our vessels were off-hire for a total of 71 days compared to two vessel being off-hire for 62 days in the same period last year.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2014, compared to the same periods last year, primarily due to:

•

increases of $6.4 million and $19.3 million for the three and nine months ended September 30, 2014, respectively, as a result of the acquisition and delivery of the Awilco LNG Carriers in September 2013 and November 2013;

•

increases of $1.6 million and $8.7 million for the three and nine months ended September 30, 2014, respectively, due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking, a revenue adjustment relating to cooling of the cargo tanks subsequent to dry dock for the Arctic Spirit associated with its dry docking in 2013 and a ballast bonus paid to us by the customer in the first quarter of 2014;

•	an increase of $2.1 million for the nine months ended September 30, 2014 due to the Catalunya Spirit being off-hire for 21 days in the second quarter of 2013 for a scheduled dry docking; and

•

increases of $0.2 million and $1.6 million for the three and nine months ended September 30, 2014, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods in 2013;

partially offset by

•	a decrease of $2.6 million for the nine months ended September 30, 2014, due to the Galicia Spirit being off-hire for 28 days in the first quarter of 2014 for a scheduled dry docking;

•	a decrease of $2.4 million for the nine months ended September 30, 2014, relating to 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one of our LNG carriers;

•

a decrease of $1.9 million for the three and nine months ended September 30, 2014, respectively, due to the Madrid Spirit being off-hire for 24 days in the third quarter of 2014 for a scheduled dry docking; and

•

decreases of $2.0 million and $0.9 million for the three and nine months ended September 30, 2014, respectively, due to operating expense and dry-docking recovery adjustments under our charter provisions for Tangguh Hiri and Tangguh Sago.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2014, from the same periods last year, primarily as a result of:

•

increases of $0.8 million and $2.7 million for the three and nine months ended September 30, 2014 respectively, due to increases in ship management costs due to increases in shore-based personnel supporting the liquefied gas segment;

•

increases of $0.4 million and $1.1 million for the three and nine months ended September 30, 2014, respectively, relating to costs to train our crew for two LNG carrier newbuildings that are expected to be delivered in the first half of 2016; and

•	an increase of $0.9 million for the nine months ended September 30, 2014, as a result of higher manning costs due to wage increases relating to certain of our LNG carriers.

Depreciation and Amortization. Depreciation and amortization remained consistent for the three and nine months ended September 30, 2014, compared to the same periods last year.

Loan Loss Provision. In early-2012, Teekay BLT Corporation (or Teekay Tangguh Joint Venture) advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as the Teekay Tangguh Joint Venture reduced its assessment at that time of the likelihood that expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture would be applied to repay the advance. However, this provision was reversed in December 2013 as a settlement was reached between the parties.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Gas Services, Teekay Shuttle Offshore and Teekay Tankers Services business units), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, Teekay Tankers has a 50% interest in a Very Large Crude Carrier (or VLCC) that delivered in the second quarter of 2013 and is accounted for under the equity method. Upon delivery, this vessel commenced operations under a time-charter for a term of five years.

The following table compares our fixed-rate tanker sub-segment’s operating results for the three and nine months ended September 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our fixed-rate tanker sub-segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	57,465	60,047	(4.3)	189,338	198,741	(4.7)
Voyage expenses	(1,265)	(156)	710.9	(3,464)	(2,650)	30.7

Net revenues	56,200	59,891	(6.2)	185,874	196,091	(5.2)
Vessel operating expenses	(28,549)	(30,830)	(7.4)	(83,655)	(92,333)	(9.4)
Time-charter hire expense	(1,104)	(1,104)	—	(3,276)	(4,242)	(22.8)
Depreciation and amortization	(12,527)	(13,565)	(7.7)	(38,371)	(42,114)	(8.9)
General and administrative (1)	(1,100)	(3,990)	(72.4)	(10,060)	(15,532)	(35.2)
Loan loss provisions	—	(11,540)	100.0	—	(21,747)	100.0
Gain on sale of vessel	—	732	100.0	—	732	100.0
Restructuring charges	(2,115)	(39)	5,323.1	(2,436)	(980)	148.6

Income (loss) from vessel operations	10,805	(445)	(2,528.1)	48,076	19,875	141.9

Calendar-Ship-Days
Owned Vessels	2,066	2,489	(17.0)	6,419	7,635	(15.9)
Chartered-in Vessels	92	92	—	273	273	—

Total	2,158	2,581	(16.4)	6,692	7,908	(15.4)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources.

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and nine months ended September 30, 2014 compared with the same periods last year due to:

•	the transfer of two Suezmax tankers, three Aframax tankers and two medium-range (or MR) product tankers to the spot tanker sub-segment; and

•	the sale of one Aframax tanker and three Suezmax tankers;

partially offset by

•	the transfer in of two Aframax tankers from the spot tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Fixed-Rate Fleet Reductions.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2014 compared to the same periods last year, primarily due to:

•	net decreases of $8.4 million and $23.9 million for the three and nine months ended September 30, 2014, respectively, mainly due to the Net Fixed-Rate Fleet Reductions; and

•	net decreases of $0.6 million and $1.3 million for the three and nine months ended September 30, 2014, respectively, due to more off-hire days in 2014;

partially offset by

•	an increase of $9.6 million for the nine months ended September 30, 2014 in interest income earned on our investments in term loans;

•	increases of $1.9 million and $0.8 million for the three and nine months ended September 30, 2014, respectively, relating to management services revenue;

•	net increases of $1.8 million and $3.1 million for the three and nine months ended September 30, 2014, respectively, due to higher average charter rates earned from charter renewals; and

•

increases of $0.9 million and $1.1 million for the three and nine months ended September 30, 2014, respectively, due to lower revenues relating to the agreement between us and CEPSA in the third quarter of 2013 for one Suezmax tanker.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2014 from the same periods last year, primarily due to:

•	net decreases of $3.0 million and $8.9 million for the three and nine months ended September 30, 2014, respectively, mainly due to the Net Fixed-Rate Fleet Reductions; and

•	a net decrease of $1.1 million for the nine months ended September 30, 2014 due to the timing of service and maintenance activities performed;

partially offset by

•	increases of $0.3 million and $1.7 million for the three and nine months ended September 30, 2014, respectively, due to a new time-charter arrangement for two Aframax tankers.

Time-Charter Hire Expense. Time-charter hire expense decreased for the nine months ended September 30, 2014, compared to the same period last year, primarily due to a decrease in the in-charter contract hire rate for a MR product tanker.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2014, compared to the same periods last year, primarily due to the Net Fixed-Rate Fleet Reductions, which was partially offset by the higher amortization on drydocking.

Loan Loss Provisions. Loan loss provisions for the three and nine months ended September 30, 2013 related to allowances provided in respect of our investments in term loans. In July 2010 and February 2011, we invested a total of $183.0 million in three loans, two maturing in July 2013 and one maturing in February 2014 secured by first priority mortgages registered on two 2010-built and one 2011-built VLCC vessels, respectively. The borrowers had been in default on their interest payment obligations since January 2013, and subsequently were in default on the repayment of the loan principal on the two loans maturing in July 2013. As a result, we entered into discussions with the borrowers and the second priority mortgagee of the vessels to realize on our security for the loans. During the three and nine months ended September 30, 2013, we recorded loss provisions of $11.5 million and $21.7 million, respectively, on the investment in term loans to reflect the estimated loss that could have been incurred based on our estimates at that time of amounts recoverable. The loan loss provisions were reversed later in 2013, as the estimated future cash flows increased, primarily reflecting the increase in the estimated value of the underlying collateral.

Restructuring Charges. Restructuring charges for the three and nine months ended September 30, 2014 primarily relate to the termination of the employment of certain seafarers from the sale of a vessel under capital lease to a third party in August 2014. The restructuring charges in 2013 primarily relate to reorganization of our marine operations and certain of our commercial and administrative functions. Please read “Item 1 – Financial Statements: Note 12 – Restructuring Charges.”

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Shuttle Offshore and Teekay Tankers Services business units), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment. In addition, Teekay and Teekay Tankers had an aggregate 13% interest in TIL which was accounted for under the equity method.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table compares our spot tanker sub-segment’s operating results for the three and nine months ended September 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our spot tanker sub-segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	43,109	31,014	39.0	128,889	89,876	43.4
Voyage expenses	(5,395)	(671)	704.0	(13,284)	(6,071)	118.8

Net revenues	37,714	30,343	24.3	115,605	83,805	37.9
Vessel operating expenses	(15,660)	(18,538)	(15.5)	(50,857)	(60,400)	(15.8)
Time-charter hire expense	(8,709)	(10,174)	(14.4)	(16,156)	(32,145)	(49.7)
Depreciation and amortization	(7,824)	(9,119)	(14.2)	(22,566)	(27,108)	(16.8)
General and administrative (1)	(1,154)	(2,805)	(58.9)	(5,276)	(10,470)	(49.6)
(Loss) gain on sale of vessels	—	(6)	n/a	9,453	(35)	n/a
Restructuring recoveries (charges)	169	29	482.8	(173)	(1,243)	(86.1)

Income (loss) from vessel operations	4,536	(10,270)	(144.2)	30,030	(47,596)	(163.1)

Calendar-Ship-Days
Owned Vessels	1,656	1,832	(9.6)	5,035	5,373	(6.3)
Chartered-in Vessels	607	568	6.9	1,164	1,855	(37.3)

Total	2,263	2,400	(5.7)	6,199	7,228	(14.2)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources.

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and nine months ended September 30, 2014, compared to the same periods last year, primarily due to:

•	the in-charter redeliveries by us to their owners of five Aframax tankers;

•	the sale of four Suezmax tankers and three Aframax tankers; and

•	the transfer out of two Aframax tankers to the fixed tanker sub-segment;

partially offset by

•	the transfer in of two Suezmax tankers, three Aframax tankers and two MR product tankers from the fixed-rate tanker sub-segment; and

•

the new in-chartering of three Aframax tankers and four Long Range 2 (or LR2) product tankers and the addition of the three VLCCs in March 2014 upon our exercise of remedies under the related collateral documents for our investments in term loans. Two of the three VLCCs were subsequently sold in May 2014.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker spot rates strengthened significantly during the third quarter of 2014, with rates achieving the highest average level for a third quarter since 2008. The increase in tanker rates was primarily due to a combination of stronger seasonal oil demand in July and August, an increase in long-haul crude movements from the Atlantic to Pacific and an increase in oil purchases for onshore commercial and strategic storage. These stronger tanker rates weakened towards the end of the third quarter due to the onset of seasonal refinery maintenance, but have since strengthened again in early October ahead of the peak winter demand season. The recent strength in tanker rates is in part due to the impact of lower global oil prices, which is having a positive impact on tanker rates in a number of ways:

•	Lower oil prices encourage stockpiling of crude oil, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserve;

•	A contango price structure for crude oil futures encourages buying and could lead to floating storage of oil if the spread between the current and future oil price widens;

•	Lower oil and fuel prices, if sustained, could translate into higher oil demand over time; and

•	Reduced bunker prices are positive for tanker earnings by lowering voyage operating costs.

LR2 product tanker spot rates also strengthened during the third quarter, with August rates averaging the highest level since December 2009. LR2 rates have been supported by high levels of Asian naphtha imports from the West coupled with an increase in long-haul product exports from new refineries in the Middle East and Asia. A reduction in global oil prices in recent weeks has also been positive for the LR2 trade, as lower naphtha prices in relation to LPG has led some petrochemical plants to process more naphtha instead of LPG.

The global tanker fleet grew by 4.9 million deadweight tonnes (or mdwt), or 1.0%, in the first nine months of 2014. The majority of the fleet growth occurred in the product tanker sector while the crude tanker fleet grew by just 1.1 mdwt, or 0.3%. The global VLCC fleet has grown by a net seven vessels, or 1.1%, in the first nine months of the year while the Suezmax and uncoated Aframax fleets have reduced in size by two vessels, or 0.4%, and 13 vessels, or 2.0%, respectively. Looking ahead, we forecast 2.0% net global tanker fleet growth in 2015 with growth once again weighted towards the product tanker sector and another year of negative fleet growth for the Suezmax and uncoated Aframax sectors.

In October 2014, the International Monetary Fund lowered its outlook for global economic growth to 3.3% in 2014, from 3.7%, and reduced its 2015 outlook to 3.8%, from 4.0%. This downward revision has filtered through to global oil demand forecasts with expected demand growth of 0.9 million barrels per day (or mb/d) in 2014 and 1.2 mb/d in 2015 compared to forecast growth of 1.2 mb/d and 1.4 mb/d, respectively, in previous forecasts (based on an average of forecasts from the International Energy Agency, the Energy Information Administration, and Organization of the Petroleum Exporting Countries (or OPEC)).

Despite this downward revision to oil demand forecasts, the tanker market outlook remains positive for the crude tanker sector due to a combination of a shrinking mid-size crude tanker fleet and a continued increase in tanker tonne-mile demand, as an increasing amount of crude oil moves long-haul from the Atlantic to Pacific basins, which is expected to drive an increase in tanker fleet utilization and spot tanker rates during the remainder of 2014 and 2015.

	Three Months Ended
	September 30, 2014			September 30, 2013
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	15,436	730	21,134	14,837	1,084	13,682
Aframax Tankers	12,053	600	20,097	10,143	773	13,126
Large/Medium Product Tankers/VLCC	12,039	754	15,976	6,185	459	13,475
Other(2)	(1,814)	—	—	(823)	—	—

Totals	37,714	2,084	18,100	30,343	2,316	13,100
Service revenues(3)	—			—

Total net revenues	37,714			30,343

	Nine Months Ended
	September 30, 2014			September 30, 2013
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	53,651	2,378	22,560	41,969	3,199	13,118
Aframax Tankers	33,485	1,737	19,283	29,129	2,565	11,357
Large/Medium Product Tankers/VLCC	27,795	1,855	14,981	15,697	1,193	13,160
Other(2)	(3,373)	—	—	(2,990)	—	—

Totals	111,558	5,970	18,687	83,805	6,957	12,047
Service revenues(3)	4,046			—

Total net revenues	115,604			83,805

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment of less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful accounts and the cost of fuel while offhire.
(3)	Service revenues represent revenues earned from TIL based on the fees charged by us for managing the sales and purchases of vessels in TIL.

Average spot tanker TCE rates increased for the three and nine months ended September 30, 2014 compared to the same periods last year. The increase in TCE rates was primarily due to improved demand relative to supply of vessels and seasonal factors. During the three and nine months ended September 30, 2014 compared to the same periods last year, we realized a slight reduction in our revenue day exposure to the spot tanker market through the re-delivery of in-chartered vessels and vessel sales. We continue to maintain a mix of both spot and fixed-rate employment for our vessels in order to balance our exposure to the volatile spot tanker market with the cash flow stability from the fixed segment. Recently, Teekay Tankers has been actively increasing our spot rate exposure through new in-charter contracts with favorable rates and optional periods, as some of our owned vessels currently operating under fixed-rate employment contracts redeliver, we plan to trade more of these vessels in the spot tanker market rather than pursue replacement fixed-rate contracts.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2014 compared to the same periods last year primarily due to:

•	increases of $24.2 million and $60.2 million for the three and nine months ended September 30, 2014, respectively, due to the increase in the average spot tanker TCE rates we earned; and

•	an increase of $4.0 million for the nine months ended September 30, 2014 due to service revenue earned from TIL based on the fees charged by us for managing the sales and purchases of vessels in TIL;

partially offset by

•	net decreases of $15.8 million and $32.1 million for the three and nine months ended September 30, 2014, respectively, mainly due to the Net Spot Fleet Reductions; and

•

net decreases of $1.0 million and $0.4 million for the three and nine months ended September 30, 2014, respectively, due to net increase in management fees, commissions and cost of fuel while off-hire.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2014 compared to the same periods last year, primarily due to the Net Spot Fleet Reductions and the timing of services and maintenance activities performed.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2014 compared to the same periods last year, primarily due to the Net Spot Fleet Reductions.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2014 compared to the same periods last year, primarily due to the Net Spot Fleet Reductions, which was partially offset by the higher amortization of drydocking.

Gain (Loss) on Sale of Vessels. Gain on sale of vessels for the nine months ended September 30, 2014 relates primarily to a gain on sale of two single-ship wholly-owned subsidiaries, each of which owns one VLCC, to TIL for gross proceeds of $154.0 million plus related working capital on closing of $1.7 million. Loss on sale of vessels for the three and nine months ended September 30, 2013 relates primarily to a loss on sale of a 1997-built conventional tanker.

Restructuring Charges. Restructuring charges for the three and nine months ended September 30, 2014 and 2013, primarily relate to reorganization of our marine operations and certain of our commercial and administrative functions. Please read Item 1 – Financial Statements: Note 12 – Restructuring Charges.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2014 and 2013:

(in thousands of U.S. dollars, except percentages)	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2014	2013	% Change	2014	2013	% Change
General and administrative	(31,585)	(31,932)	(1.1)	(106,408)	(106,598)	(0.2)
Interest expense	(52,206)	(45,817)	13.9	(151,195)	(133,014)	13.7
Interest income	2,786	1,543	80.6	5,362	4,579	17.1
Realized and unrealized (loss) gain on non-designated derivative instruments	(5,792)	(26,707)	(78.3)	(128,371)	15,539	(926.1)
Equity income	39,932	26,753	49.3	102,697	101,440	1.2
Foreign exchange gain (loss)	19,497	(11,837)	(264.7)	16,557	(8,970)	(284.6)
Other (loss) income	(1,671)	625	(367.4)	5,846	4,481	30.5
Income tax (expense) recovery	(3,111)	662	(569.9)	(9,102)	(3,711)	145.3

Interest Expense. Interest expense increased to $52.2 million and $151.2 million, respectively, for the three and nine months ended September 30, 2014, from $45.8 million and $133.0 million, respectively, for the same periods last year, primarily due to:

•

increases of $6.4 million and $17.4 million for the three and nine months ended September 30, 2014, respectively, due to the borrowings under new debt facilities relating to the Voyageur Spirit FPSO unit and the four BG Shuttle Tankers that delivered during the last three quarters of 2013 and in early 2014, as well as $300 million of senior unsecured bonds issued during the second quarter of 2014;

•	increases of $1.4 million and $5.6 million for the three and nine months ended September 30, 2014, respectively, as a result of the Teekay LNG NOK 900 million bond issuance in September 2013;

•

increases of $2.1 million and $5.5 million for the three and nine months ended September 30, 2014, respectively, relating to two new debt facilities used to fund the deliveries of the two Awilco LNG Carriers in late-2013; and

•

net increases of $1.4 million and $4.6 million for the three and nine months ended September 30, 2014, respectively, primarily from Teekay Offshore’s issuance of NOK 1,000 million senior unsecured bonds in January 2014, partially offset by the repurchase by Teekay Offshore of NOK 388.5 million of the existing NOK 600 million senior unsecured bond issue during the first quarter of 2013 and of the remaining NOK 211.5 million that matured in November 2013;

partially offset by

•

decreases of $2.2 million and $7.1 million for the three and nine months ended September 30, 2014, respectively, due to a decrease in LIBOR and due to debt repayments during 2013 and the first nine months of 2014;

•

decreases of $1.6 million and $3.9 million for the three and nine months ended September 30, 2014, respectively, mainly due to the sale of four Suezmax crude oil tankers along with their related debt facilities from us to TIL during February 2014; and

•

decreases of $1.5 million and $3.6 million for the three and nine months ended September 30, 2014, respectively, due to lower interest on capital lease obligations associated with the sales of the Tenerife Spirit, Algeciras Spirit and Huelva Spirit in December 2013, February 2014 and August 2014, respectively.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). Net realized and unrealized (losses) gains on non-designated derivatives were ($5.8) million and ($128.4) million, respectively, for the three and nine months ended September 30, 2014, compared to ($26.7) million and $15.5 million, respectively, for the three and nine months ended September 30, 2013, as detailed in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2014	2013	2014	2013

Realized (losses) gains relating to:
Interest rate swap agreements	(32,106)	(30,254)	(92,352)	(91,472)
Interest rate swap agreement terminations	—	(31,798)	1,000	(35,985)
Foreign currency forward contracts	(434)	152	(1,608)	(1,333)

	(32,540)	(61,900)	(92,960)	(128,790)

Unrealized gains (losses) relating to:
Interest rate swap agreements	31,560	32,542	(32,934)	148,657
Foreign currency forward contracts	(3,897)	2,651	(2,772)	(4,328)
Stock purchase warrants	(915)	—	295	—

	26,748	35,193	(35,411)	144,329

Total realized and unrealized (losses) gains on derivative instruments	(5,792)	(26,707)	(128,371)	15,539

The realized (losses) and gains relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized (losses) gains on interest rate swaps for the three months and nine months ended September 30, 2014 and 2013 were primarily due to changes in the forward interest swap rates.

As at September 30, 2014 and 2013, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.7 billion and $3.8 billion, respectively, with average fixed rates of approximately 3.7% and 3.5%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $32.1 million and $92.4 million during the three and nine months ended September 30, 2014, respectively, compared to realized losses of $30.3 million and $91.5 million for the respective periods in the prior year under the interest rate swap agreements. We also incurred realized gains of $1.0 million during the nine months ended September 30, 2014, from the early termination of one interest rate swap, compared to realized losses of $31.8 million and $36.0 million during the three and nine months ended September 30, 2013, respectively, from the termination of two interest rate swaps, one of which was prior to our acquisition of the Voyageur Spirit FPSO unit and while we accounted for the unit as a variable interest entity (or VIE).

Primarily as a result of significant changes in long-term benchmark interest rates during the three and nine months ended September 30, 2014, we recognized unrealized gains (losses) of $31.6 million and $(32.9) million, respectively, compared with unrealized gains of $32.5 million and $148.7 million for the same periods last year under the interest rate swap agreements.

In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers purchased 5.0 million shares of common stock, representing an initial aggregate 20% interest in TIL, as part of a $250 million private placement by TIL, which represented a total investment by us and Teekay Tankers of $50.0 million. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. During the three and nine months ended September 30, 2014, we recognized a $0.9 million unrealized loss and a $0.3 million unrealized gain, respectively, on the stock purchase warrants which are included in the total unrealized derivative (losses) gains. Please read “Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.”

Please see “Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Financial Instruments” in our Annual Report on Form 20-F for the year ending December 31, 2013, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Equity Income. Our equity income increased to $39.9 million and $102.7 million for the three and nine months ended September 30, 2014, respectively, compared to equity income of $26.8 million and $101.4 million, respectively, for the same periods last year, as set forth in the tables below:

(in thousands of U.S. Dollars)	Three Months Ended September 30,
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Sevan Marine ASA	Cidade de Itajai FPSO unit	Other	Total Equity Income

2014	5,433	2,851	14,542	10,726	5,162	(481)	2,486	(787)	39,932
2013	3,299	2,879	6,982	10,763	4,908	(4,304)	1,199	1,027	26,753

Difference	2,134	(28)	7,560	(37)	254	3,823	1,287	(1,814)	13,179

	Nine Months Ended September 30,
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Sevan Marine ASA	Cidade de Itajai FPSO unit	Other	Total Equity Income

2014	4,264	7,782	37,965	26,616	15,384	(1,460)	8,577	3,569	102,697
2013	23,016	7,892	12,697	34,065	17,010	622	5,537	601	101,440

Difference	(18,752)	(110)	25,268	(7,449)	(1,626)	(2,082)	3,040	2,968	1,257

•

an increase of $2.1 million and a decrease of $18.8 million for the three and nine months ended September 30, 2014, respectively, from Teekay LNG’s 33% investment in the four Angola LNG Carriers. The increase is primarily due to higher unrealized gains on derivative instruments in the third quarter of 2014 compared to the same period last year as the increase in long-term LIBOR benchmark interest rates for interest rate swaps maturing in 2023 and 2024 exceeded those in 2013. The decrease is primarily due to unrealized losses on derivative instruments in 2014 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps maturing in 2023 and 2024, compared to unrealized gains on derivative instruments in the same period last year;

•

increases of $7.6 million and $25.3 million for the three and nine months ended September 30, 2014, respectively, from Teekay LNG’s 50% interest in Exmar LPG BVBA. The increase for the three months ended September 30, 2014 was primarily due to the gain on the sale of Flanders Harmony on August 15, 2014, the delivery of three newbuildings, Waasmunster, Warinsart and Waregem during the second and third quarters of 2014 and higher revenues as a result of higher Very Large Gas Carrier and Medium Gas Carrier spot rates earned in the third quarter of 2014; partially offset by less income generated as a result of the disposals of Temse, Eeklo, Flanders Tenacity and Flanders Harmony. The increase for the nine months ended September 30, 2014 was primarily due the gain on the sale of Flanders Tenacity, Eeklo and Flanders Harmony which were sold during the second and third quarters of 2014, the delivery of three newbuildings, Waasmunster, Warinsart and Waregem during the second and third quarters of 2014 and higher revenues as a result of higher Very Large Gas Carrier spot rates earned in 2014; partially offset by a loss on the sale of Temse in the first quarter of 2014 and less income generated as a result of the disposals of the Donau (March 2013), Temse, Eeklo, Flanders Tenacity and Flanders Harmony;

•

a decrease of $7.4 million for the nine months ended September 30, 2014, relating to Teekay LNG’s 52% ownership interest in the Malt LNG Carriers, primarily due to higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture in June and July 2013, the off-hire of Woodside Donaldson and Magellan Spirit for 34 days and 23 days, respectively, during 2014 for scheduled dry dockings, an increase in operating expenses as a result of main engine overhauls and related off-hire relating to the Woodside Donaldson in the first quarter of 2014. These decreases were partially offset by the Methane Spirit being off-hire for 28 days in the first quarter of 2013;

•

a decrease of $1.6 million for the nine months ended September 30, 2014, from Teekay LNG’s 40% investment in the RasGas 3 LNG Carriers, primarily resulting from a performance claim provision recorded in 2014, higher operating expense due to timing of services and crew wage increases, higher depreciation expense resulting from 2013 dry-dock additions and lower unrealized gains on derivative instruments in 2014 compared to the same period last year as the increase in the long-term benchmark interest rates for interest rate swaps maturing within two years did not increase as much as compared to 2013; partially offset by lower interest expense due to principal repayments made during 2013 and 2014;

•

an increase of $3.8 million and a decrease of $2.1 million for the three and nine months ended September 30, 2014, respectively, relating to our 43% investment in Sevan Marine ASA. The increase is mainly due to operating losses incurred in three months ended September 30, 2013. The decrease is mainly due to lower license fee revenues, higher consulting costs and a one-time office lease settlement payment during 2014;

•

increases of $1.3 million and $3.0 million for the three and nine months ended September 30, 2014, respectively, mainly due to unrealized losses and gains on derivative instruments relating to the Cidade de Itajai FPSO unit which commenced operations in February 2013 and is owned through a joint venture of Teekay Offshore with Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht);

•

an increase of $3.2 million for the nine months ended September 30, 2014, from our investment in TIL, included in other, resulted from a dilution gain as a result of our reduced ownership interest in TIL from the share issuance completed as part of TIL’s initial public offering in March 2014 partially offset by equity losses;

•

an increase of $1.5 million for the nine months ended September 30, 2014, related to Teekay Tankers’ 50% investment with Wah Kwong Maritime Transport Holdings Limited, included in other, which owns a VLCC which delivered in June 2013; and

•	decreases of $1.3 million and $1.7 million for the three and nine months ended September 30, 2014, respectively, from our 49.9% investment in Remora ASA in September 2013, included in other.

For the three and nine months ended September 30, 2014, equity income includes gains of $6.1 million and $3.2 million, respectively, relating to our share of unrealized gains on interest rate swaps, compared to unrealized gains on interest rate swaps of $1.7 million and $24.3 million, respectively, included in equity income for the same periods last year.

Foreign Exchange Gain (Loss). Foreign currency exchange gains were $19.5 million and $16.6 million, for the three and nine months ended September 30, 2014, respectively, compared to foreign currency exchange losses of $11.8 million and $9.0 million, respectively, for the same periods last year. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the nine months ended September 30, 2013, Teekay Offshore repurchased NOK 388.5 million of its existing NOK 600 million senior unsecured bond issue that matured in November 2013. Associated with this repurchase, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. For the three and nine months ended September 30, 2014, foreign currency exchange losses include realized (losses) gains of $(0.9) million (2013 - $0.4 million) and $(1.2) million (2013 - $1.9 million) and unrealized losses of $33.9 million (2013 – $2.3 million) and $45.3 million (2013 - $56.7 million) on our cross currency swaps and unrealized gains (losses) of $38.7 million (2013 - $(5.0) million) and $44.8 million (2013 - $46.6 million) on the revaluation of our NOK-denominated debt. For the three and nine months ended September 30, 2014, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $23.9 million and $25.1 million as compared to $(11.3) million and $(7.7) million for the same periods of 2013.

Income Tax (Expense) Recovery. Income tax (expense) recovery increased to ($3.1) million and ($9.1) million for the three and nine months ended September 30, 2014, compared to $0.7 million and ($3.7) million, for the same periods last year. The increase in income tax expense for the three and nine months ended September 30, 2014 was primarily due to freight taxes accrued, loss carry-forwards in Australia which were fully utilized during 2014, and the non-deductibility of certain intercompany interest expense in our Norwegian entities commencing in 2014 due to a change in tax laws.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at September 30, 2014, our consolidated cash and cash equivalents totaled $705.9 million, compared to $614.7 million as at December 31, 2013. As at September 30, 2014 and December 31, 2013, our total consolidated liquidity, including cash and undrawn credit facilities, was $1.4 billion and $1.2 billion, respectively.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. In addition, the revenue we receive from certain of our FPSOs may vary based on oil production, the price of oil and performance metrics, and has recently been affected by storm damage to one unit, operational issues, and the lay-up of one older unit, pending its redeployment or sale.

As at September 30, 2014, we had $671.6 million of scheduled debt repayments coming due within the next twelve months. In addition, as at September 30, 2014, we had $64.6 million current capital lease obligations for two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. However, we do not expect the owner to exercise this option.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $231.8 million, which mostly relates to our 2014 and 2015 capital expenditure commitments. In October 2014, Teekay Offshore refinanced $330.0 million of revolving credit facilities coming due during the remainder of 2014. The amount available under the new revolving credit facility will reduce quarterly by $16.5 million per quarter over five years. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order and vessels undergoing conversions as at September 30, 2014.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at September 30, 2014, our revolving credit facilities provided for borrowings of up to $2.4 billion, of which $0.7 billion was undrawn. The amount available under these revolving credit facilities reduces by $549.3 million (remainder of 2014), $316.2 million (2015), $737.6 million (2016), $463.7 million (2017) and $355.7 million (2018). The revolving credit facilities are collateralized by first-priority mortgages granted on 54 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans amortize in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity. Our term loan obligations are collateralized by first-priority mortgages granted on 36 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, our long-term debt agreements generally require the maintenance of minimum consolidated financial covenants and five loan agreements that require the maintenance of vessel market value to loan ratios. As at September 30, 2014, these ratios ranged from 144.1% to 614.1% compared to their minimum required ratios of 105% to 130%. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. A weakening of the conventional tanker market and/or the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2014 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity in an amount ranging from 5% to 7.5% of our total debt. As at September 30, 2014, this aggregate amount was $380.5 million. We were in compliance with all of our loan covenants at September 30, 2014.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps and, at times, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2014	2013
Net operating cash flows	291,163	95,027
Net financing cash flows	522,970	716,342
Net investing cash flows	(722,897)	(832,444)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates, which are beginning to show signs of recovery after a number of years of historically lower rates. In addition, the production performance of certain of our FPSO units has contributed to fluctuations in operating cash flows. As the charter contracts of two of our FPSO units include incentives based on average annual oil price, the recent reduction in global oil prices may negatively impact our operating cash flows in future quarters.

Net cash flow from operating activities increased to $291.2 million for the nine months ended September 30, 2014, from $95.0 million for the nine months ended September 30, 2013. This increase was primarily due to an increase in changes to non-cash working capital items of $82.0 million, primarily due to the timing of collections of receivables and deferred revenue received mainly relating to our FPSO unit which was under construction, and a $137.4 million net increase in income from vessel operations before depreciation, amortization, asset impairments, loan loss (provisions) recoveries, net gain on sale of vessels and equipment and the amortization of in-process revenue contracts of our four reportable segments, primarily as a result of increased operating cash flows from our four reportable segments. The increases in cash flow were partially offset by an increase of $6.5 million on expenditures for dry docking in the nine months ended September 30, 2014, compared to 2013, due to more vessels dry-docked in 2014 compared to 2013. In addition, the increase in operating cash flows was also partially offset by an $18.7 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) in the nine months ended September 30, 2014 compared to 2013.

For further discussion of our four reportable segments, please read “—Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of debt and new equity from public or private investors (or equity issuances to Teekay) or the assumption of debt related to acquired vessels. As the sizes of the Daughter Companies have grown through acquisitions, the amounts of the operating cash flows at the Daughter Companies generally have increased, which has resulted in larger aggregate distributions. Consequently, aggregate distributions from the Daughter Companies to non-controlling interests have increased to $245.9 million in the nine months ended September 30, 2014 from $196.3 million in the same period last year.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $1.3 billion in the nine months ended September 30, 2014, and $895.1 million in the same period last year. We primarily used the net proceeds from drawing on revolvers to fund our newbuilding installments and capital expenditures.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $691.9 million in the nine months ended September 30, 2014, compared to $211.4 million in the same period last year.

In October 2010, Teekay announced a $200 million share repurchase program. We repurchased no shares of common stock during the nine months ended September 30, 2014 and 2013. As at September 30, 2014, the total remaining amount under the share repurchase authorization was $37.7 million.

We paid dividends of $68.1 million on our common stock during the nine months ended September 30, 2014, compared to $67.8 million during the nine months ended September 30, 2013, or $0.9488 per share for each period. Subject to financial results and declaration by our Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995. In September 2014, we announced that our Board of Directors has approved the adoption of a new dividend policy under which we intend to distribute to our shareholders a majority of the cash flows we receive from ownership in our publicly-traded subsidiaries. Once implemented, our quarterly dividend payment will be primarily based on the cash flow contributions we receive from our general partnership (or GP) and limited partnership (or LP) interests in our two master limited partnerships (or MLPs), Teekay LNG and Teekay Offshore, together with other dividends received, after deductions for our corporate general and administrative expenses and any reserves determined to be required our Board of Directors. The new dividend policy is expected to take effect following the anticipated sale of the Petrojarl Knarr FPSO unit to Teekay Offshore and commencement of its charter contract, both of which are currently anticipated to occur during the first quarter of 2015.

Investing Cash Flows

During the nine months ended September 30, 2014, we incurred capital expenditures for vessels and equipment of $678.1 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our five LNG carriers, four newbuilding ALP towage vessels, two FSO conversions, three FAUs and the installment payments of one FPSO unit which was under construction. In addition, we invested $64.5 million in our equity accounted investees, primarily related to TIL, $25.0 million in a cost accounted investment, $54.8 million in the HiLoad dynamic positioning unit as a direct finance lease and we advanced $88.5 million to our equity-accounted investees. We received proceeds of $167.3 million from the sale of four 2009-built Suezmax tankers, an office premises, and two single-ship wholly-owned subsidiaries, each of which owns one VLCC.

During the nine months ended September 30, 2013, we incurred capital expenditures for vessels and equipment of $553.6 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers, five LNG carriers, two FSO conversions and the installment payments and conversion costs of our FPSO units under construction or conversion. We invested $151.7 million in a direct financing lease to fund the acquisition of the Awilco LNG carrier, Wilforce, in September 2013. We received aggregate net proceeds of $47.7 million from the sales of a 1992-built shuttle tanker, a 1992-built conventional tanker, two 1995-built conventional tankers, a 1998-built conventional tanker and sub-sea equipment from the Petrojarl I FPSO unit. In addition, we invested $140.8 million in our equity accounted investees, primarily related to the Exmar LPG BVBA joint venture (including working capital contribution and acquisition costs), and advanced $40.2 million to our equity accounted investees.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at September 30, 2014:

		Remainder	2015	2017
		of	and	and	Beyond
	Total	2014	2016	2018	2018
	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	5,611.3	577.5	1,208.7	1,749.3	2,075.8
Chartered-in vessels (operating leases)	76.0	20.1	46.4	9.5	—
Commitments under capital leases (2)	75.7	2.0	15.5	58.2	—
Commitments under capital leases (3)	935.1	6.0	48.0	48.0	833.1
Commitments under operating leases (4)	349.7	6.0	48.2	48.2	247.3
Newbuilding installments/conversion/shipbuilding supervision(5)(6)(7)	2,793.8	82.7	1,352.5	910.5	448.1
Asset retirement obligation	28.2	—	—	—	28.2

Total U.S. Dollar-Denominated Obligations	9,869.8	694.2	2,719.4	2,823.7	3,632.5

Euro-Denominated Obligations: (8)
Long-term debt (9)	301.5	3.9	33.7	168.6	95.3

Total Euro-Denominated Obligations	301.5	3.9	33.7	168.6	95.3

Norwegian Kroner-Denominated Obligations: (8)
Long-term debt (10)	809.2	—	186.7	466.8	155.7

Total Norwegian Kroner-Denominated Obligations	809.2	—	186.7	466.8	155.7

Total	10,980.5	698.1	2,939.8	3,459.1	3,883.5

(1)

Excludes expected interest payments of $65.7 million (remainder of 2014), $265.6 million (2015 and 2016), $198.2 million (2017 and 2018) and $154.0 million (beyond 2018). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2014, plus margins on debt that has been drawn that range up to 4.5% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt. The above does not reflect the refinancing of $330.0 million of revolving credit facilities coming due during the remainder of 2014. Teekay Offshore’s refinancing was completed in October 2014, and the amount available under the new revolving credit facility will reduce quarterly by $16.5 million per quarter over five years.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not exercise its right to sell the vessels to us until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any vessel we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 5 – Vessel Charters.”

(3)

Existing restricted cash deposits of $475.9 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $310.9 million under these leases from 2014 to 2029.

(5)

Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for five LNG carriers, four ALP towage vessels, three FAUs and one FSO conversion as of September 30, 2014. Please read “Item 1 – Financial Statements: Note 10 (a) – Commitments and Contingencies – Vessels Under Construction.” As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and its proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $91.4 million. However, as part of this agreement with BG, Teekay LNG expects to recover approximately $20.3 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019. The table above also includes our proportionate share of six newbuilding LNG carriers scheduled for delivery between early 2018 and 2020 in the joint venture between Yamal and Teekay LNG. As at September 30, 2014, Teekay LNG’s 50% share of the remaining cost for these six newbuildings totaled $929.9 million.

(6)

The table above excludes nine LPG newbuilding carriers scheduled for delivery between early-2015 and 2018 in the Exmar LPG BVBA joint venture between Exmar and Teekay LNG. As at September 30, 2014, Teekay LNG’s 50% share of the remaining cost for these nine newbuildings totaled $192.9 million, including estimated interest and construction supervision fees.

(7)

The table above excludes any commitments entered into subsequent to September 30, 2014, including Teekay Offshore’s FPSO conversion for the Libra field through its 50/50 joint venture with Odebrecht, the purchase of the six modern on-the-water long-distance towing and anchor handling vessels through Teekay Offshore’s wholly-owned subsidiary ALP, Teekay LNG’s purchase of a LPG carrier from Skaugen, and the three newbuilding LNG carrier options exercised by Teekay LNG in December 2014 in connection with the award of time-charter contracts from Shell.

(8)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2014.
(9)

Excludes expected interest payments of $1.2 million (remainder of 2014), $8.7 million (2015 and 2016), $6.2 million (2017 and 2018) and $2.1 million (beyond 2018). Expected interest payments are based on EURIBOR at September 30, 2014, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(10)

Excludes expected interest payments of $12.9 million (remainder of 2014), $88.9 million (2015 and 2016), $44.5 million (2017 and 2018) and $0.8 million (beyond 2018). Expected interest payments are based on NIBOR at September 30, 2014, plus a margin between 4.00% to 5.75%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of September 30, 2014. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2013.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5 - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

Goodwill

At September 30, 2014, the shuttle tanker segment and liquefied gas segment had goodwill attributable to them. Based on conditions that existed at September 30, 2014, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these are discussed in more detail in the following section entitled “Forward-Looking Statements.”

Valuation of Derivative Financial Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. In addition, we have stock purchase warrants, a type of option agreement, to acquire up to an additional 1.5 million shares of TIL’s common stock at a fixed price. See “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities”. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of income (loss) when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and our holding of stock purchase warrants. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date. For the stock purchase warrants, we take into account the stock price of TIL, the expected volatility of the TIL stock price and an estimate of the risk-free rate over the term of the warrants.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

The fair value of our stock purchase warrants at the end of each period is most significantly impacted by the stock price of TIL and the expected future volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrants we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements or sell the stock purchase warrants at the reporting date, the amount we would pay or receive to terminate the derivative instruments and the amount we would receive upon sale of the stock purchase warrants may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2014 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the timing for implementation of the new dividend policy;

•	the anticipated sale of the Petrojarl Knarr FPSO unit to Teekay Offshore, including the purchase price, the timing of completion of field installation and contract start-up;

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	offshore, LNG and LPG market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•

expected costs and delivery dates of and financing for newbuildings, acquisitions and conversions including the FAUs, towage vessels, Libra FPSO conversion, and the commencement of service of newbuildings under long-term time-charter contracts;

•

the expected repair and insurance coverage and the cost and recovery from the charterer of certain capital upgrade costs of the Petrojarl Banff FPSO unit and the Apollo Spirit storage tanker related to storm damage to the vessels which occurred in December 2011;

•	the ability of TIL to benefit from the cyclical tanker market, and its expected use of proceeds from recent equity issuances;

•	our ability to obtain charter contracts for newbuildings;

•	the exercise of options to order additional MEGI LNG carrier newbuildings, and the chartering of any such vessels;

•	expected financing for the Yamal LNG Joint Venture;

•	the cost of supervision contract and crew training in relation to, and expected financing of future shipyard installment payments for the BG Joint Venture;

•	our expectation that we will not record a gain or loss on future sales of vessels under capital lease;

•

the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for two of Teekay LNG’s Suezmax tankers;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	the impact of future regulatory changes or environmental liabilities;

•	the impact of future changes in the price of oil;

•	the expected resolution of legal claims against us;

•	the impact on us of our acquisition of ALP and the six modern on-the-water long-distance towing and anchor handling vessels that ALP agreed to acquire;

•	expected uses of proceeds from vessel or securities transactions;

•	the duration of the testing period and the timing of the commencement of charter contract for the HiLoad dynamic positioning (or DP) unit;

•	features and performance of next generation HiLoad DP units;

•	the impact of our restructuring activities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•

the potential termination of certain leasing arrangements in which the Teekay Nakilat Joint Venture is the lessee, Teekay LNG’s financial exposure upon such termination, the effect of such termination on the amount of U.S. federal taxable income allocable to a holder of its common units in the year in which the termination occurs, and the amount of any future U.S. federal taxable income allocable to a holder of common units;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand and price for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to obtain, renew or replace long-term contracts; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russia and Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG project; failure to materialize of assumptions underlying Teekay LNG’s estimates of U.S. federal taxable income to a holder of its common units in a given year; Teekay Offshore’s potential acquisition of the Knarr FPSO unit from us, including the purchase price, the timing of completion of field installation and contract start-up for this FPSO unit, the timing and certainty of completing the acquisition, and the consideration for the acquisition; potential inability to obtain charters or financing related to two FAUs or financing related to FAUs and towage vessels; inherent uncertainties involving litigation and claims; conditions in the capital markets and lending markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2013. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following 9 to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at September 30, 2014, we had the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (1)	Average Forward Rate (2)	Fair Value / Carrying Amount of Asset (Liability)(3) $
				Expected Maturity
				2014(3) $	2015(3) $	2016(3)

Norwegian Kroner	740,000	6.24	(4,209)	28,308	79,446	10,831
Singapore Dollar	4,000	1.26	(43)	3,178	—	—

			(4,252)	31,486	79,446	10,831

(1)	Foreign currency contract amounts in thousands.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at September 30, 2014, we had Euro-denominated term loans of 238.7 million Euros ($301.4 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our NOK-denominated bonds due in 2015 through 2019. As at September 30, 2014, we were committed to the following cross currency swaps:

Notional	Notional	Floating Rate Receivable		Fixed
Amount	Amount	Reference		Rate		Remaining
NOK(1)	USD(1)	Rate	Margin	Payable	Fair Value	Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(14,696)	1.0
500,000	89,700	NIBOR	4.00%	4.80%	(12,568)	1.3
600,000	101,400	NIBOR	5.75%	7.49%	(10,485)	2.3
700,000	125,000	NIBOR	5.25%	6.88%	(19,180)	2.6
800,000	143,500	NIBOR	4.75%	5.93%	(19,501)	3.3
900,000	150,000	NIBOR	4.35%	6.43%	(12,937)	3.9
1,000,000	162,200	NIBOR	4.25%	6.28%	(8,738)	4.3

					(98,105)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors. We have not designated any of our interest rate swap agreements in our consolidated entities as cash flow hedges for accounting purposes.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2014, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Asset / (Liability)
	Balance of 2014	2015	2016	2017	2018	Thereafter	Total		Rate(1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)(3)	564.5	390.7	699.3	807.5	856.8	1,189.8	4,508.6	(4,427.6)	1.8%
Variable Rate (Euro)(4)(5)	3.9	16.2	17.5	18.7	149.8	95.3	301.4	(289.0)	1.5%
Variable Rate (NOK)(5)(6)	—	108.9	77.8	202.3	264.5	155.7	809.2	(836.8)	6.4%

Fixed-Rate Debt ($U.S.)	13.0	63.2	55.5	38.7	46.4	886.0	1,102.8	(1,153.9)	6.6%
Average Interest Rate	5.4%	3.7%	4.3%	5.2%	5.2%	7.1%	6.6%

Capital Lease Obligations(7)
Fixed-Rate ($U.S.)(8)	1.1	4.4	4.5	28.3	26.3	—	64.6	(64.6)	5.5%
Average Interest Rate(9)	5.4%	5.4%	5.4%	4.6%	6.4%	—	5.5%

Interest Rate Swaps:
Contract Amount ($U.S.)(7)(10)	245.5	615.4	806.5	489.3	348.8	1,606.4	4,111.9	(343.2)	3.6%
Average Fixed Pay Rate(3)	3.2%	3.6%	2.7%	3.8%	3.1%	4.1%	3.6%
Contract Amount (Euro)(5)(11)	3.9	16.2	17.5	18.7	149.8	95.3	301.4	(44.8)	3.1%
Average Fixed Pay Rate(4)	3.1%	3.1%	3.1%	3.1%	2.6%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of September 30, 2014, ranged from 0.3% to 4.5%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. Please read “Item 1 – Financial Statements: Note 8 – Long-Term Debt”.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)

Does not include the refinancing of $330.0 million of revolving credit facilities coming due during the remainder of 2014. Teekay Offshore’s refinancing was completed in October 2014, and the amount available under the new revolving credit facility will reduce quarterly by $16.5 million per quarter over five years.

(4)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(5)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2014.
(6)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt have been economically hedged with 15 cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate between 4.80% to 7.49% and interest rate payments swapped from NIBOR plus a margin between 4.00% to 5.75% and the transfer of principal fixed between $89.7 million to $162.2 million upon maturity in exchange for NOK 500 million to NOK 1 billion.

(7)

Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers), (see “Item 1 – Financial Statements: Note 5 – Vessel Charters”), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2014 totaled $475.9 million, and the lease obligations, which as at September 30, 2014 totaled $475.9 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2014, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $399.3 million and $469.2 million, ($91.3) million and $125.7 million, and 4.9% and 4.8%, respectively.

(8)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligations, as applicable.
(9)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(10)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(11)	The average variable receive rate for our Euro-denominated interest rate swaps is set at the 1-month EURIBOR.

Equity Price Risk

We and Teekay Tankers are exposed to the changes in the stock price of TIL. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds $12.50, $15.00, $17.50 and $20.00 (or the NOK equivalent), respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2014

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

The information set forth above under Item 1 – Financial Statements: Note 10(c) to the unaudited consolidated financial statements included in this Report is incorporated herein by reference.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factors described below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, which could materially affect our business, financial condition or results of operations.

The LNG carrier newbuildings for the Yamal LNG Project are customized vessels and our financial condition, results of operations and Teekay LNG’s ability to make distributions to us could be substantially affected if the Yamal LNG Project is not completed.

The LNG carrier newbuildings ordered by the Yamal LNG Joint Venture will be specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach an agreement with the shipyard allowing for the termination of the shipbuilding contracts (since no such optional termination right exists under these contracts), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned or not completed for various reasons, including, among others:

•	failure of the project to obtain debt financing;

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; and

•	environmental regulations or potential claims.

If the project is not completed or is abandoned, proceeds if any, received from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost of the vessels to the Yamal LNG Joint Venture. Any such shortfall could have a material adverse effect on our financial condition, results of operations and Teekay LNG’s ability to make distributions to us.

Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) recently placed Russia-based Novatek OAO (or Novatek), a 60% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek, which sanctions remain in effect. The restrictions on Novatek prohibit U.S. persons from participating in debt financing transactions of greater than 90 day maturity by Novatek and, by virtue of Novatek’s 60% ownership interest, the Yamal LNG Project. To the extent the Yamal LNG Project or Novatek are dependent on financing involving participation by U.S. persons, these OFAC actions could have a material adverse effect on the ability of the Yamal LNG Project to be completed or perform as expected. Effective August 1, 2014, the European Union also imposed certain sanctions on Russia. These sanctions require an European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regard to these technologies. These technologies appear to focus on oil exploration projects, not gas projects. Furthermore, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although Teekay LNG believes that it is in compliance with all applicable sanctions laws and regulations, and intends to maintain such compliance, these sanctions have recently been imposed and the scope of these laws may be subject to changing interpretation. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition and results of operations and on Teekay LNG’s ability to make distributions to us.

Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.

The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. Any such default could adversely affect Teekay LNG’s results of operations and its ability to make distributions to us. If the charter party defaults on the time-charter contracts, Teekay LNG may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels.

Neither the Yamal LNG Joint Venture nor Teekay LNG’s joint venture partner may be able to obtain financing for the six LNG carrier newbuildings for the Yamal LNG Project.

The Yamal LNG Joint Venture does not have in place financing for the six LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. If the Yamal LNG Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, if at all, or if Teekay LNG’s joint venture partner fails to fund its portion of the newbuilding financing, Teekay LNG may be unable to purchase the vessels and participate in the Yamal LNG Project.

We may be obligated to pay significant sums in connection with certain of our capital lease arrangements, and early termination of the leases may increase taxes payable by Teekay LNG’s unitholders for the year of termination.

We, through our joint ventures, have capital leasing arrangements relating to five LNG carriers – the three RasGas II LNG Carriers leased by the Teekay Nakilat Joint Venture, in which Teekay LNG owns a 70% interest, and the two LNG carriers leased through the Teekay Tangguh Joint Venture, in which Teekay LNG owns a 69% interest. Under these arrangements, the joint ventures are the lessee, and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. If an assumption proves to be incorrect, the lessor may increase the lease payments to maintain its agreed after-tax margin. However, the joint ventures cannot pass these increased payments onto their charter parties. The leasing arrangements do enable Teekay LNG and itsjoint venture partner to jointly terminate the lease arrangement on a voluntary basis at any time. However, in the case of such an early termination, the joint venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any. Teekay LNG expects these amounts would be significant. If the Teekay Nakilat Joint Venture terminates the lease, we estimate Teekay LNG’s 70% share of the cost of a lease termination to be approximately $34 million, exclusive of any interest rate swap termination costs, costs associated with any new financing and any other related adjustments. The Teekay Nakilat Joint Venture is currently reviewing the possibility of terminating the lease arrangement. In addition to triggering termination costs, the termination is expected to increase the U.S. federal taxable income allocable to a holder of its common units in the year in which the termination occurs. Teekay LNG expects that the U.S. federal taxable income allocable to a holder of common units for the year in which the termination occurs will be less than 50% of the cash distributed in such year, and that the U.S. federal taxable income so allocated in immediately following years will return to historical ranges for us.

The UK taxing authority (or HMRC), has urged the lessor of the RasGas II LNG Carriers, as well as lessors in similar finance lease arrangements, to terminate these arrangements. The HMRC has also challenged other parties’ use of similar structures. One of those challenges, regarding a similar financial lease of an LNG carrier, resulted in a court decision from the First Tribunal on January 2012 that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and, in August 2014, HMRC was successful in having the judgment of the First Tribunal, in favor of the taxpayer, set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure to the Teekay Nakilat Joint Venture is estimated to be approximately $60 million, irrespective of whether the lease is terminated. Such estimate is primarily based on information received from the lessor.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: December 15, 2014	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)